Tractebel Energia

suez

03 JUN -2 AM 7:21

Florianópolis, May 19th, 2003.

CE DF-0020/2003



Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N.W., Mail Stop 3-2
Washington, D.C. 20549 USA

SUPPL

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

Gentleman,

We are enclosing a copy of the Tractebel Energia's Yearly Information Report of 2002 and the First Quartely 2003 Information Report, which were prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

cc.: Glorinete Laurentino
The Bank of New York

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

4 - DENOMINAÇÃO COMERCIAL
TRACTEBEL ENERGIA
5 - DENOMINAÇÃO SOCIAL ANTERIOR
CENTRAIS GERADORAS DO SUL DO BRASIL.S.A.
6 - NIRE
42300024384

01.02 - SEDE

1 - ENDEREÇO COMPLETO	2 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366	CENTRO

3 - CEP	4 - MUNICÍPIO	5 - UF
88015-110	FLORIANÓPOLIS	SC

6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	221-7016	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
048	221-7015	-	-	

15 - E-MAIL
mantuano@tractebelenergia.com.br

01.03 - DEPARTAMENTO DE ACIONISTAS

1 - NOME
PAULO MAURÍCIO MANTUANO DE LIMA
2 - CARGO
GERENTE DE DEPARTAMENTO

3 - ENDEREÇO COMPLETO	4 - BAIRRO OU DISTRITO
RUA ANTÔNIO DIB MUSSI, 366	CENTRO

5 - CEP	6 - MUNICÍPIO	7 - UF
88015-110	FLORIANÓPOLIS	SC

8 - DDD	9 - TELEFONE	10 - TELEFONE	11 - TELEFONE	12 - TELEX
48	221-7016	-	-	
13 - DDD	14 - FAX	15 - FAX	16 - FAX	
48	221-7015	-	-	

17 - E-MAIL
mantuano@tractebelenergia.com.br

OUTROS LOCAIS DE ATENDIMENTO A ACIONISTAS

18 - ITEM	19 - MUNICÍPIO	20 - UF	21 - DDD	22 - TELEFONE	23 - TELEFONE
01	Rio de Janeiro	RJ	21	2202-2592	2202-2593
02	São Paulo	SP	11	5029-7777	3247-5731
03	Belo Horizonte	MG	31	3249-3524	3249-3534
04	Porto Alegre	RS	51	3210-9150	3210-9151

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.04 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
MARC JACQUES ZELIE VERSTRAETE				
2 - ENDEREÇO COMPLETO			3 - BAIRRO OU DISTRITO	
RUA: ANTÔNIO DIB MUSSI, Nº 366			CENTRO	
4 - CEP	5 - MUNICÍPIO			6 - UF
88015-110	FLORIANÓPOLIS			SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
048	221-7060	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
048	221-7002	-	-	
16 - E-MAIL				
marc@tractebelenergia.com.br				

01.05 - REFERÊNCIA / AUDITOR

1 - DATA DE INÍCIO DO ÚLTIMO EXERCÍCIO SOCIAL	2 - DATA DE TÉRMINO DO ÚLTIMO EXERCÍCIO SOCIAL	
01/01/2002	31/12/2002	
3 - DATA DE INÍCIO DO EXERCÍCIO SOCIAL EM CURSO	4 - DATA DE TÉRMINO DO EXERCÍCIO SOCIAL EM CURSO	
01/01/2003	31/12/2003	
5 - NOME/RAZÃO SOCIAL DO AUDITOR		6 - CÓDIGO CVM
DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES		00385-9
7 - NOME DO RESPONSÁVEL TÉCNICO		8 - CPF DO RESP. TÉCNICO
CELSO DE ALMEIDA MORAES		680.686.898-34

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - BOLSA DE VALORES ONDE POSSUI REGISTRO

[ ] BVBAAL	[ ] BVMESB	[ ] BVPR	[ ] BVRJ	[ ] BVST
[ ] BVES	[ ] BVPP	[ ] BVRG	[X] BOVESPA	

2 - MERCADO DE NEGOCIAÇÃO
Bolsa
3 - TIPO DE SITUAÇÃO
Operacional
4 - CÓDIGO DE ATIVIDADE
1990200 - Serviços de Eletricidade
5 - ATIVIDADE PRINCIPAL
Geração e Comercialização de Energia Elétrica

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
IAN - INFORMAÇÕES ANUAIS Data-Base - 31/12/2002
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.07 - CONTROLE ACIONÁRIO / VALORES MOBILIÁRIOS

1 - NATUREZA DO CONTROLE ACIONÁRIO
Estrangeira

2 - VALORES MOBILIÁRIOS EMITIDOS PELA CIA.

X	Ações		Ações Resgatáveis		Debêntures Simples
	Debêntures Conversíveis em Ações		Partes Beneficiárias		Bônus de Subscrição

01.08 - PUBLICAÇÕES DE DOCUMENTOS

1 - AVISO AOS ACIONISTAS SOBRE DISPONIBILIDADE DAS DFs.	2 - ATA DA AGO QUE APROVOU AS DFs.
14/03/2003	09/05/2003
3 - CONVOCAÇÃO DA AGO PARA APROVAÇÃO DAS DFs.	4 - PUBLICAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS
31/03/2003	27/03/2003

01.09 - JORNAIS ONDE A CIA. DIVULGA INFORMAÇÕES

1 - ITEM	2 - TÍTULO DO JORNAL	3 - UF
01	DIÁRIO CATARINENSE	SC
02	DIÁRIO OFICIAL DO ESTADO DE SC	SC
03	VALOR ECONÔMICO	SP

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES



1 - DATA	2 - ASSINATURA
15/05/2003	

01 - IDENTIFICAÇÃO

ÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
32-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01 - COMPOSIÇÃO ATUAL DO CONSELHO DE ADMINISTRAÇÃO E DIRETORIA

EM	2 - NOME DO ADMINISTRADOR	3 - CPF	4 - DATA DA ELEIÇÃO	5 - PRAZO DO MANDATO	6 - CÓDIGO TIPO DO ADMINISTRADOR *	7 - FUNÇÃO
	MAURÍCIO STOLLE BÄHR	748.528.847-49	16/04/2001	3 ANOS	2	PRESIDENTE DO CONSELHO DE ADMINISTRAÇÃO
	JAN FRANCISCUS MARÍA FLACHET	999.999.999-99	15/04/2003	1 ANO	2	VICE-PRESIDENTE CONS.DE ADMINISTRAÇÃO
	MANOEL ARLINDO ZARONI TORRES	115.116.056-34	16/04/2001	3 ANOS	3	DIRETOR PRESIDENTE E CONSELHEIRO
	VICTOR-FRANK DE PAULA ROSA PARANHOS	098.414.907-49	16/04/2001	3 ANOS	2	CONSELHEIRO
	DIRK BEEUWSAERT	999.999.999-99	16/04/2001	3 ANOS	2	CONSELHEIRO
	ERIC LOUISA FRANS KENIS	999.999.999-99	16/04/2001	3 ANOS	2	CONSELHEIRO
	LUIZ ANTÔNIO BARBOSA	343.757.249-00	16/04/2001	3 ANOS	2	CONSELHEIRO REPRESENTANTE DOS EMPREGADOS
	MARC JACQUES ZELIE VERSTRAETE	009.031.889-70	14/05/2001	3 ANOS	1	DIRETOR FINANC.E DE RELAÇÕES COM INVEST.
	ROBERTO DORVAL QUADROS	047.489.309-00	14/05/2001	3 ANOS	1	DIRETOR DE IMPLANTAÇÃO DE PROJETOS
	JOSÉ CARLOS CAUDURO MINUZZO	199.412.420-20	14/05/2001	3 ANOS	1	DIRETOR DE PRODUÇÃO DE ENERGIA
	LUCIANO FLÁVIO ANDRIANI	375.647.309-00	14/05/2001	3 ANOS	1	DIRETOR ADMINISTRATIVO
	MIROEL MAKIOLKE WOLOWSKI	257.380.469-00	14/05/2001	3 ANOS	1	DIRETOR DE COMERCIALIZAÇÃO E NEGÓCIOS
	MARCO ANTONIO AMARAL SURECK	200.638.909-25	15/03/2002	2 ANOS	1	DIRETOR DE PLANEJAMENTO E CONTROLE

* CÓDIGO:
1 - PERTENCE APENAS À DIRETORIA;
2 - PERTENCE APENAS AO CONSELHO DE ADMINISTRAÇÃO;
3 - PERTENCE À DIRETORIA E AO CONSELHO DE ADMINISTRAÇÃO.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

MAURÍCIO STOLLE BÄHR
Presidente do Conselho de Administração

Nascido em 17.09.1957. Engenheiro Mecânico - Universidade Gama Filho - RJ. Analista de Sistemas - Pontifícia Universidade Católica - PUC - RJ. Master of Business Administration - MBA - CoppeAd - Universidade Federal do Rio de Janeiro - UFRJ - Corporate Finance - Berkeley University - USA.

Diretor Financeiro da Serra da Mesa Energia S.A., no ano de 1997. Diretor Financeiro da Nacional Energética S.A. de 1994 a 1997. Membro do Conselho de Administração da Iven S.A. de 1996 a 1997. Atualmente é Diretor Presidente da Tractebel Brasil Ltda. e Representante Geral da SUEZ no Brasil.

JAN FRANCISCUS MARÍA FLACHET
Vice-Presidente do Conselho de Administração

Nascido em 06.03.1956. Engenheiro Eletromecânico, formado pela Universidade Católica de Louvain, em 1979. É master em administração pelo Instituto de Administração e Gestão da UCL e participou do CEDEP, General Management Program associado ao INSEAD, em Fontainebleau.

Desenvolveu diversas atividades nas áreas de operação e desenvolvimento dentro do Grupo Tractebel, iniciando sua carreira em 1979 na Unerg como Chefe do Departamento de Operações, em Brabant. De 1990 à 1996, trabalhou na Electrabel como Gerente Geral de distribuição de energia elétrica para os municípios flamengos dos arredores de Bruxelas. Em 1996 assumiu o cargo de Gerente Geral da Litoral Gas, na Argentina e em 1999 passou a exercer o cargo de Vice Presidente Senior de Operações de Distribuição e Comércio na Tractebel EGI. Em 2001 assumiu o cargo de Vice Presidente Executivo para Desenvolvimento de Negócios na América do Sul. Atualmente exerce o cargo de Gerente Regional para a América do Sul.

MANOEL ARLINDO ZARONI TORRES
Membro do Conselho de Administração e Diretor Presidente

Nascido em 18.12.1949. Engenheiro Eletricista - Escola Federal de Engenharia de Itajubá. Programa de Gerenciamento – CEDEP – Fonntainebleau/França.

Trabalhou em FURNAS como Chefe de Divisão de Transmissão de Ivaiporã, como responsável pelo Departamento de Produção do Paraná e posteriormente como Superintendente de Produção Sul. A partir de 1992 atuou como Superintendente de Operação no Sistema de FURNAS, com responsabilidade pelas atividades relacionadas a comercialização de energia.
Atuou como representante de FURNAS no GCOI - Grupo Coordenador para Operação Interligada, na Comissão Mista de Operação da Usina de Itaipu e no COESE - Comitê de Operação das Empresas do Sistema ELETROBRÁS , como coordenador do Subcomitê de Operação.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

Participou da elaboração da Lei 8631/93 e Decreto 774/93 da negociação dos contratos de suprimento de energia de FURNAS.
Teve participação na elaboração da Portaria DNAEE nº 337/94 que regulamentou o Decreto 1009/93 que criou o SINTREL - Sistema Nacional de Transmissão de Energia Elétrica.
Integrou a Comissão Organizadora da Usina de Serra da Mesa, como representante da Diretoria de Produção de FURNAS. Atuou junto à Secretaria de Energia, do MME no projeto RE-SEB. Foi Diretor de Produção de Energia da GERASUL. É membro do Conselho de Administração do Operador Nacional do Sistema Elétrico – ONS e do Mercado Atacadista de Energia – MAE. Atualmente exerce também a função de Diretor Presidente da Companhia Energética Meridional – CEM.

VICTOR FRANK DE PAULA ROSA PARANHOS
Membro do Conselho de Administração

Nascido em 17.10.1946. Engenheiro Mecânico - Universidade Católica de Petrópolis. Economista - Instituto Metodista Bennett. Atuário - Sociedade Universitária Augusto Motta - SUAM.

Engenheiro residente na Sociedade Técnica de Engenharia e Representação - STER. Diretor da Corretora de Títulos e Valores Mobiliários Paulo Williansems. Diretor Superintendente do Fundo de Pensão do Montreal Bank, do Banco Nacional e Presidente da Nacional Energética S.A. (responsável pela construção da Usina Hidrelétrica Serra da Mesa). Exerceu o cargo de Diretor Presidente da Companhia Energética Meridional - CEM, empresa responsável pela construção da Usina Hidrelétrica Cana Brava - 450 MW, até junho de 2002.

DIRK BEEUWSAERT
Membro do Conselho de Administração

Nascido em 14.01.1948. Engenheiro Mecânico e Eletricista – Universidade de Gent. Programa de Gerenciamento – CEDEP – Fonntainebleau/França.

Membro da Diretoria Executiva da Tractebel Sociètè Anonyme. Membro do Comitê Estratégico da Electrabel Sociètè Anonyme. Membro do Conselho de Administração e Presidente da Tractebel Inc. e Membro do Conselho de Administração da Tractebel North America. Diretor da Thai Cogeneration Co., Diretor da Nong Khae Cogeneration Co. e Diretor da Samutprakarn Cogeneration Co. Membro do Conselho da Vlerick Management School Leuven-Gent e Membro do Conselho de Consultores da University of Gent e Membro do Conselho da Faculty of Applied Sciences. Presidente da Tractebel Electricity & Gas International.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

ERIC LOUISA FRANS KENIS
Membro do Conselho de Administração

Nascido em 27.12.1952. Engenheiro Eletrotécnico – Catholic University of Louvain. Engenheiro Nuclear e de Segurança – Catholic University of Louvain. Programa de Gerenciamento – CEDEP Fonntainebleau/França.

Analista da Standard Telecommunications Laboratories – Harlow England. Supervisor do Grupo na Bell Telephone Antwerp. Trabalhou como Engenheiro Projetista, Engenheiro de Operações e Engenheiro de Reatores de 1978 a 1981 e como Gerente de Qualidade, Gerente do Departamento Nuclear e Gerente do Departamento de Operações de 1978 a 1993, na Electrabel Belgium. Assistente do Diretor Geral da NIGEN – Northern Ireland. Presidente do Conselho de Administração da CRSS – USA. Diretor Geral da Rosen – Italy. Diretor Geral da JTPC – India e Vice-Presidente Executivo de Operações da Tractebel Electricity & Gas International.

LUIZ ANTÔNIO BARBOSA
Membro do Conselho de Administração (representante dos empregados)

Nascido em 26.05.1956. Técnico de Manutenção de Usinas.

Diretor da Associação dos Empregados da ELETROSUL - ASES. Delegado na Associação dos Profissionais da ELETROSUL - APROSUL. Diretor Financeiro do Sindicato dos Eletricitários do Sul do Estado de Santa Catarina - SINTRESC, a partir de 1993.

MARC JACQUES ZELIE VERSTRAETE
Diretor Financeiro e de Relações com Investidores

Nascido em 22.04.1969. Economia e Ciências Econômicas Aplicadas – Catholic University of Louvain. Engenheiro Comercial – Catholic University of Louvain. Mestrado em Gestão de Negócios – International University of America.

Assistente Financeiro no ING Bank – Bélgica. Consultor Financeiro Sênior na Tractebel Societè Anonyme - Bélgica.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

ROBERTO DORVAL QUADROS
Diretor de Implantação de Projetos

Nascido em 07.10.1946 - Engenheiro Mecânico - Universidade Federal de Santa Catarina – UFSC formado em 1969.

Foi Gerente de Construção de Sistemas de Transmissão e Gerente de Suprimentos na CELESC. Na ELETROSUL, respondeu pelas Gerências de Tecnologia de Materiais, Administração de Materiais e Planejamento Empresarial. Representou a ELETROSUL nas equipes de trabalho da COOPERS & LYBRAND no projeto de reestruturação do Setor Elétrico Brasileiro. Gerenciou a conclusão da barragem Norte (contenção de cheias no Rio Itajá-Açu, em Ibirama, SC), para a Secretaria Nacional de Desenvolvimento Regional. Na CASAN, respondeu pela Gerência de Planejamento da Obra do Sistema de Coleta e Tratamento de Esgotos de Florianópolis. Na GERASUL, foi Secretário Geral da Diretoria e do Conselho de Administração e Gerente do Projeto Machadinho.

JOSÉ CARLOS CAUDURO MINUZZO
Diretor de Produção de Energia

Nascido em 29.10.1951. Engenheiro Mecânico, formado pela PUC-RS.

Começou sua carreira profissional na ELETROSUL em 1976. Desempenhou suas atividades na área de Geração Térmica no Complexo Termelétrico Jorge Lacerda. Realizou estágios nas fábricas de turbinas a vapor da Ansaldo e Skoda, em 1984 e na fábrica da Nei Parsons, em 1987. Participou do grupo de manutenção do Instituto Brasileiro de Petróleo – IBP, de 1981 a 1987 e do grupo de manutenção de térmicas do GCOI de 1986 a 1998, sendo o coordenador do grupo de 1994 a 1998.

Gerenciou a Divisão de Engenharia e Manutenção de Térmicas até 1997 e, posteriormente, o Departamento de Geração Térmica até junho de 1999.

LUCIANO FLÁVIO ANDRIANI
Diretor Administrativo

Nascido em 12.01.1957. Administrador de Empresas – Universidade Federal de Santa Catarina – UFSC. Pós-graduação em Gestão do Desenvolvimento e Cooperação Internacional – Universidade Moderna de Lisboa.

Analista de Organização e Métodos na Eletrosul. Gerente do Departamento de Patrimônio, Documentação, Transporte e Serviços da Eletrosul. Gerente do Departamento de Recursos Humanos da Eletrosul. Gerente de Recursos Humanos e Informática da Gerasul.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

MIROEL MAKIOLKE WOLOWSKI
Diretor de Comercialização e Negócios

Nascido em 31.10.1947. Engenheiro Eletricista - Universidade Federal de Santa Catarina - UFSC. Administrador de Empresas – Escola de Administração de Santa Catarina – ESAG. Pós-graduação em Administração Pública pela ESAG.

Engenheiro Projetista na Ericsson do Brasil. Gerente de Produção na Intelbrás. Engenheiro na Eletrosul, trabalhando na área de aquisições de usinas e grandes equipamentos, elaborando inclusive os editais da UTE Jacuí e UTE Corumbá. Na Gerasul trabalhou até dezembro de 2000, na área de Desenvolvimento de Negócios.

MARCO ANTONIO AMARAL SURECK
Diretor de Planejamento e Controle

Nascido em 11.06.1955, Engenheiro Eletricista - Universidade Federal do Paraná - UFPR, mestrado em Engenharia de Produção pela Universidade Federal de SC - UFSC, especialização em Planejamento da Expansão e da Operação de Sistemas Elétricos pela Universy of Waterloo - Canadá.

Trabalhou na ELETROSUL de 1982 a 1997 exercendo as funções de engenheiro de planejamento energético, gerente da divisão de planejamento energético e gerente do departamento de planejamento de geração, transmissão e telecomunicações. Na GERASUL trabalhou de 1998 a 2002 como gerente da área de planejamento da operação e comercialização de energia.

Participou em processos licitatórios (Usina Hidrelétrica Itá, Machadinho e interligação com a Argentina), reestruturação do setor elétrico, Grupo Coordenador do Planejamento da Expansão - GCPS e representante no Comitê Técnico do MAE no estabelecimento das regras de mercado.

1.01 - IDENTIFICAÇÃO

CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
1732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

3.01 - EVENTOS RELATIVOS À DISTRIBUIÇÃO DO CAPITAL

EVENTO BASE	2 - DATA DO EVENTO	3 - PESSOAS FÍSICAS E JURÍDICAS	4 - INVESTIDORES INSTITUCIONAIS	5 - ACORDO DE ACIONISTAS	6 - AÇÕES PREFER. COM DIREITO A VOTO
CA	05/07/2001	1.290	156	NÃO	NÃO

AÇÕES PREFERENCIAIS COM DIREITO A VOTO

DATA DO ÚLTIMO ACORDO DE ACIONISTAS

3.02 - POSIÇÃO ACIONÁRIA DOS ACIONISTAS COM MAIS DE 5% DE AÇÕES COM DIREITO A VOTO

ITEM	2 - NOME/RAZÃO SOCIAL							3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
AÇÕES ORDINÁRIAS (Mil)	7 - %	8 - AÇÕES PREFERENCIAIS (Mil)	9 - %	10 - TOTAL DE AÇÕES (Mil)	11 - %	12 - COMP.CAP.SOC.	13 - PART. NO ACORDO DE ACIONISTAS		14 - CONTROLADOR	
01	TRACTEBEL EGI SOUTH AMERICA LTDA.							01.370.013-0001/15	BRASILEIRA	RJ
373.193.206	80,42	138.005.170	73,14	511.198.376	78,32	31/03/2003			SIM	
97	AÇÕES EM TESOURARIA									
0	0,00	0	0,00	0	0,00					
98	OUTROS									
90.858.869	19,58	50.684.948	26,86	141.543.817	21,68					
99	TOTAL									
464.052.075	100,00	188.690.118	100,00	652.742.193	100,00					

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
01	TRACTEBEL EGI SOUTH AMERICA LTDA.	31/03/2003

1 - ITEM		2 - NOME/RAZÃO SOCIAL					3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.			
0101		TRACTEBEL SOCIÈTÈ ANONYME						BELGA	
668.322.228	99,99	0	0,00	668.322.228	99,99	31/03/2003			
0102		TRACTEBEL BRASIL LTDA.					01.528.374-0001/47	BRASILEIRA	RJ
1	0,01	0	0,00	1	0,01	31/03/2003			
0199		TOTAL							
668.322.229	100,00	0	0,00	668.322.229	100,00				

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
0101	TRACTEBEL SOCIÈTÈ ANONYME	31/03/2003

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

.01 - IDENTIFICAÇÃO

CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
02	TRACTEBEL BRASIL LTDA.	31/03/2003

ITEM		2 - NOME/RAZÃO SOCIAL					3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
AÇÕES ORDINÁRIAS/ TAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.			
0201		TRACTEBEL SOCIÈTÈ ANONYME						BELGA	
8.253.124	99,99	0	0,00	8.253.124	99,99	31/03/2003			
0202		KEITH LEE PRONSKE						AMERICANA	
1	0,01	0	0,00	1	0,01	31/03/2003			
0299		TOTAL							
8.253.125	100,00	0	0,00	8.253.125	100,00				

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
010201	TRACTEBEL SOCIÈTÈ ANONYME	31/03/2003

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
010202	KEITH LEE PRONSKE	31/03/2003

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

04.01 - COMPOSIÇÃO DO CAPITAL SOCIAL

1 - Data da Última Alteração: 05/07/2001

2- ITEM	3 - ESPÉCIE DAS AÇÕES	4 - NOMINATIVA OU ESCRITURAL	5 - VALOR NOMINAL (Reais)	6 - QTD. DE AÇÕES (Mil)	7 - SUBSCRITO (Reais Mil)	8 - INTEGRALIZADO (Reais Mil)
01	ORDINÁRIAS	ESCRITURAL		464.052.075	1.738.761	1.738.761
02	PREFERENCIAIS			0	0	0
03	PREFERENCIAIS CLASSE A	ESCRITURAL		75.070	281	281
04	PREFERENCIAIS CLASSE B	ESCRITURAL		188.615.048	706.724	706.724
05	PREFERENCIAIS CLASSE C			0	0	0
06	PREFERENCIAIS CLASSE D			0	0	0
07	PREFERENCIAIS CLASSE E			0	0	0
08	PREFERENCIAIS CLASSE F			0	0	0
09	PREFERENCIAIS CLASSE G			0	0	0
10	PREFERENCIAIS CLASSE H			0	0	0
11	PREFER. OUTRAS CLASSES			0	0	0
99	TOTAIS			652.742.193	2.445.766	2.445.766

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

04.02 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NOS TRÊS ÚLTIMOS ANOS

1 - ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)
01	07/08/2000	2.119.884	33.907	Subscrição Particular em Dinheiro	11.814.190	0,0028700000
02	14/11/2000	2.279.884	160.000	Subscrição Particular em Dinheiro	53.333.333	0,0030000000
03	05/07/2001	2.445.766	165.882	Subscrição Particular em Dinheiro	48.503.454	0,0034200000

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

04.04 - CAPITAL SOCIAL AUTORIZADO

1 - QUANTIDADE (Mil)	2 - VALOR (Reais Mil)	3 - DATA DA AUTORIZAÇÃO
0	4.500.000	29/09/1998

04.05 - COMPOSIÇÃO DO CAPITAL AUTORIZADO

1- ITEM	2 - ESPÉCIE	3 - CLASSE	4 - QUANTIDADE DE AÇÕES AUTORIZADAS À EMISSÃO (Mil)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - PROVENTOS DISTRIBUÍDOS NOS TRÊS ÚLTIMOS ANOS

1 - ITEM	2 - PROVENTO	3 - APROVAÇÃO DA DISTRIBUIÇÃO EVENTO	4 - DATA DA APROVAÇÃO DISTRIBUIÇÃO	5 - TÉRMINO DO EXERCÍCIO SOCIAL	6 - LUCRO OU PREJUÍZO LÍQUIDO NO PERÍODO (Reais Mil)	7 - VALOR DO PROVENTO POR AÇÃO	8 - ESPÉCIE DAS AÇÕES	9 - CLASSE DAS AÇÕES	10 - MONTANTE DO PROVENTO (Reais Mil)	11 - DATA DE INÍCIO DE PAGAMENTO
01	DIVIDENDO	AGO	16/04/2001	31/12/2000	162.801	0,0001827958	ORDINÁRIA		84.827	18/04/2001
02	DIVIDENDO	AGO	16/04/2001	31/12/2000	162.801	0,0002437277	PREFERENCIAL	A	18	18/04/2001
03	DIVIDENDO	AGO	16/04/2001	31/12/2000	162.801	0,0001827958	PREFERENCIAL	B	25.612	18/04/2001
04	JUROS SOBRE O CAPITAL PRÓPRIO	AGO	16/04/2001	31/12/2000	162.801	0,0000512862	ORDINÁRIA		23.799	18/04/2001
05	JUROS SOBRE O CAPITAL PRÓPRIO	AGO	16/04/2001	31/12/2000	162.801	0,0000683816	PREFERENCIAL	A	5	18/04/2001
06	JUROS SOBRE O CAPITAL PRÓPRIO	AGO	16/04/2001	31/12/2000	162.801	0,0000512862	PREFERENCIAL	B	7.186	18/04/2001
07	DIVIDENDO	RCA	27/03/2002	31/12/2001	582.274	0,0001220432	ORDINÁRIA		56.635	17/04/2002
08	DIVIDENDO	RCA	27/03/2002	31/12/2001	582.274	0,0001899117	PREFERENCIAL	A	14	17/04/2002
09	DIVIDENDO	RCA	27/03/2002	31/12/2001	582.274	0,0001220432	PREFERENCIAL	B	23.019	17/04/2002
10	DIVIDENDO	AGO	29/04/2002	31/12/2001	582.274	0,0000254796	ORDINÁRIA		11.824	13/05/2002
11	DIVIDENDO	AGO	29/04/2002	31/12/2001	582.274	0,0000325493	PREFERENCIAL	A	2	13/05/2002
12	DIVIDENDO	AGO	29/04/2002	31/12/2001	582.274	0,0000254796	PREFERENCIAL	B	4.806	13/05/2002
13	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	14/12/2001	31/12/2001	582.274	0,0001225599	ORDINÁRIA		56.874	17/04/2002
14	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	14/12/2001	31/12/2001	582.274	0,0001225599	PREFERENCIAL	A	9	17/04/2002
15	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	14/12/2001	31/12/2001	582.274	0,0001225599	PREFERENCIAL	B	23.117	17/04/2002
16	DIVIDENDO	RCA	13/03/2003	31/12/2001	582.274	0,0002824306	ORDINÁRIA		131.062	15/04/2003
17	DIVIDENDO	RCA	13/03/2003	31/12/2001	582.274	0,0003573688	PREFERENCIAL	A	27	15/04/2003
18	DIVIDENDO	RCA	13/03/2003	31/12/2001	582.274	0,0002824306	PREFERENCIAL	B	53.271	15/04/2003

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.03 - DISPOSIÇÕES ESTATUTÁRIAS DO CAPITAL SOCIAL

1 - ITEM	2 - ESPÉCIE DA AÇÃO	3 - CLASSE DA AÇÃO	4 - % DO CAPITAL SOCIAL	5 - % TIPO DIVIDENDO FIXO	6 - % TIPO DIVIDENDO MÍNIMO	7 - % TIPO DIVID. CUMULATIVO	8 - BASE DE CÁLCULO	9 - PREV. REEMBOLSO DE CAPITAL	10 - PRÊMIO	11 - DIREITO A VOTO
01	ORDINÁRIA		71,09	0,00	25,00	0,00	BASEADO NO LUCRO	NÃO	NÃO	SIM
02	PREFERENCIAL	A	0,01	0,00	8,00	0,00	BASEADO NO CAPITAL SOCIAL	NÃO	NÃO	NÃO
03	PREFERENCIAL	B	28,90	0,00	6,00	0,00	BASEADO NO CAPITAL SOCIAL	NÃO	NÃO	NÃO

06.04 - MODIFICAÇÃO ESTATUTÁRIA

1 - DATA DA ÚLTIMA MODIFICAÇÃO DO ESTATUTO	2 - DIVIDENDO OBRIGATÓRIO (% DO LUCRO)
30/12/2002	25,00

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - REMUNERAÇÃO E PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO

1 - PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO	2 - VALOR DA REMUNERAÇÃO GLOBAL DOS ADMINISTRADORES (Reais Mil)	3 - PERIODICIDADE
NÃO	6.000	ANUAL

07.02 - PARTICIPAÇÕES E CONTRIBUIÇÕES NOS TRÊS ÚLTIMOS ANOS

1 - DATA FINAL DO ÚLTIMO EXERCÍCIO SOCIAL: 31/12/2002

2 - DATA FINAL DO PENÚLTIMO EXERCÍCIO SOCIAL: 31/12/2001

3 - DATA FINAL DO ANTEPENÚLTIMO EXERCÍCIO SOCIAL: 31/12/2000

4- ITEM	5 - DESCRIÇÃO DAS PARTICIPAÇÕES E CONTRIBUIÇÕES	6 - VALOR DO ÚLTIMO EXERCÍCIO (Reais Mil)	7 - VALOR DO PENÚLTIMO EXERCÍCIO (Reais Mil)	8 - VALOR DO ANTEPENÚLTIMO EXERCÍCIO (Reais Mil)
01	PARTICIPAÇÕES-DEBENTURISTAS	0	0	0
02	PARTICIPAÇÕES-EMPREGADOS	0	5.780	4.114
03	PARTICIPAÇÕES-ADMINISTRADORES	0	0	0
04	PARTIC.-PARTES BENEFICIÁRIAS	0	0	0
05	CONTRIBUIÇÕES FDO. ASSISTÊNCIA	0	0	0
06	CONTRIBUIÇÕES FDO. PREVIDÊNCIA	0	0	0
07	OUTRAS CONTRIBUIÇÕES	0	0	0
08	LUCRO LÍQUIDO NO EXERCÍCIO	0	582.274	162.801
09	PREJUÍZO LÍQUIDO NO EXERCÍCIO	183.521	0	0

..01 - IDENTIFICAÇÃO

CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

'.03 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
TIPO DE EMPRESA					
)1	COMPANHIA ENERGÉTICA MERIDIONAL	02.201.268/0001-17	FECHADA CONTROLADA	99,99	6,26
1PRESA COMERCIAL, INDUSTRIAL E OUTRAS					
)2	ITÁ ENERGÉTICA S.A. - ITASA	01.355.994/0001-21	FECHADA CONTROLADA	48,75	8,75
1PRESA COMERCIAL, INDUSTRIAL E OUTRAS					

09.01 - BREVE HISTÓRICO DA EMPRESA

CONSTITUIÇÃO E DENOMINAÇÃO SOCIAL

A Tractebel Energia S.A., anteriormente denominada Centrais Geradoras do Sul do Brasil S. A. - GERASUL, é uma sociedade por ações, com sede na cidade de Florianópolis, Estado de Santa Catarina, à Rua Antônio Dib Mussi, 366, Centro.

Em cumprimento à Medida Provisória nº 1.531-11, de 17.10.1997, que determinou ao Poder Executivo promover a reestruturação da Centrais Elétricas Brasileiras - ELETROBRÁS e de suas subsidiárias, em 23.12.1997 ocorreu a operação de cisão parcial da Centrais Elétricas do Sul do Brasil S.A. – ELETROSUL com versão de parcela de seu patrimônio para a nova sociedade denominada Centrais Geradoras do Sul do Brasil S.A. – GERASUL, constituída na própria Assembléia Geral Extraordinária que aprovou a cisão. O parque gerador da ELETROSUL foi, então, integralmente absorvido pela GERASUL, ficando as duas companhias sob o controle acionário da ELETROBRÁS.

Em 29 de janeiro de 1998 a Assembléia Geral Extraordinária da ELETROBRÁS aprovou a sua cisão parcial com versão de parcela de seu patrimônio para a nova sociedade denominada Eletrobrás Geração S.A. – ELETROGER. A mencionada AGE funcionou como assembléia de constituição dessa nova companhia. O patrimônio da ELETROBRÁS vertido à ELETROGER correspondia ao seu investimento na GERASUL ocorrendo, assim, a troca de controle acionário.

Em 29 de abril de 1998 a ELETROGER incorporou sua controlada GERASUL, com o patrimônio existente na data base de 31 de janeiro de 1998. Na Assembléia Geral Extraordinária em que foi aprovada a operação de incorporação, os acionistas aprovaram, também, a alteração da denominação social da ELETROGER para Centrais Geradoras do Sul do Brasil S.A. – GERASUL, utilizada até então pela incorporada.

Em leilão realizado em 15 de setembro de 1998, na Bolsa de Valores do Rio de Janeiro, a Tractebel EGI South America Ltda., anteriormente denominada Tractebel Sul Ltda., empresa constituída no Brasil sob o controle da Tractebel Socièté Anonyme, com sede em Bruxelas, Bélgica, adquiriu o controle acionário da Companhia, representado por 227.095.639.468 ações ordinárias, que correspondia a 50,01% do capital votante, ao preço de R$ 945,7 milhões.

Os acionistas da Companhia aprovaram, em Assembléia Geral Extraordinária ocorrida em 22.02.2002, a mudança de sua denominação social de Centrais Geradoras do Sul do Brasil S.A. – GERASUL para Tractebel Energia S.A.

A capacidade instalada da Tractebel Energia, incluindo a propriedade indireta nas UHEs Itá e Cana Brava, é de 5.831MW, dos quais 79,68% em UHEs e 20,32% em UTEs, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UHE Machadinho (SC/RS), UHE Cana Brava (GO), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS) e Complexo Termelétrico Jorge Lacerda (SC).

09.01 - BREVE HISTÓRICO DA EMPRESA

A Companhia é controladora da Companhia Energética Meridional – CEM, detendo 99,99% das ações representativas de seu capital social. A CEM concluiu a construção em 2002 da UHE Cana Brava, possuindo três máquinas de 150 MW, que entraram em operação em maio, agosto e setembro, respectivamente, localizada no Rio Tocantins, Estado de Goiás. Detém, também, o controle compartilhado, com a Companhia Siderúrgica Nacional – CSN, da empresa Itá Energética S.A. – ITASA, da qual possui 48,75% do capital votante. A ITASA é uma *SPC – Special Purpose Company* constituída para construir e explorar, em parceria, através de consórcio, a UHE Itá, localizada no Rio Uruguai, na divisa dos Estados de Santa Catarina e Rio Grande do Sul.
De acordo com o contrato de consórcio, a ITASA tem direito a 60,5% de 668 MW médios, que correspondem à energia assegurada da usina.

Em 16.10.2000 foi constituída a empresa Alpha Participações Ltda., com capital social no valor de R$ 151.030 mil, representado por 151.030.853 quotas, das quais a Tractebel Energia possuía 151.030.852. Essa empresa foi constituída com o propósito de adquirir, em conjunto com a Cener S/A e Itambé Participações S/A (controladas pela CSN e Companhia de Cimento Itambé, respectivamente), a totalidade das ações preferenciais que a ELETROBRÁS possuía na Itá Energética S/A – ITASA.

A operação de aquisição das ações foi realizada em 1° de dezembro de 2000, observada a proporção das ações ordinárias detidas pelas controladoras das adquirentes no capital social da ITASA. Assim, coube à Alpha Participações adquirir 48.750.000 ações PNA e 48.750.000 ações PNB, equivalentes a 48,75% do total de cada classe dessas ações.

Em Assembléia Geral Extraordinária da ITASA realizada em 30.06.2001 foi deliberada a operação conjunta que incluiu a incorporação simultânea, pela ITASA, da Alpha Participações, Cener e Itambé Participações, tendo em vista que as ações preferenciais de emissão da ITASA já haviam cumprido a função pela qual foram emitidas, qual seja, a obtenção de recursos para a construção da UHE Itá, não existindo mais qualquer razão para que fossem mantidas preferências na estrutura do capital social da ITASA.

Na incorporação, as ações preferenciais de emissão da ITASA foram canceladas e, em substituição, foram emitidas 304.157.022 ações ordinárias, que foram atribuídas aos controladores das incorporadas na mesma proporção de suas participações, sem, contudo, alterar o valor do capital social. Desta forma, o investimento da Companhia na Alpha Participações passou a representar investimento direto na ITASA, alterando de 25,195% para 48,750% a sua participação direta no capital total.

A Companhia possui, ainda, o controle das empresas: a) Delta Participações S.A., constituída em 31.10.2001, com capital social em 31.12.2002, de R$ 10 mil, representado por 10.000 ações ordinárias, das quais 9.999 ações pertencem à Companhia, tendo integralizado R$ 1,2 mil. A controlada não exerceu atividades até o presente momento; b) Tractebel Energia Comercializadora Ltda., sociedade constituída em 16.10.2000, sob a denominação de Beta Participações Ltda., tendo sua denominação alterada, em 10.06.2002, com capital social, em 31.12.2002, de R$ 26 mil, totalmente integralizado, representado por 26.000 quotas de capital, das quais a Companhia possui 25.999; e c) Lages Bionergética Ltda., sociedade constituída em 26.06.2002, com capital social em 31.12.2002, de R$ 4.254 mil, totalmente integralizado, representado por 4.254.196 quotas de capital, das quais a Companhia possui 4.254.195. A controlada foi constituída com o objetivo da

09.01 - BREVE HISTÓRICO DA EMPRESA

implantação da central geradora termelétrica Lages, localizada no Município de Lages – SC, com um turbogerador a vapor de 28 MW, a qual utilizará resíduos de madeira como combustível. A autorização para implantação e exploração do empreendimento tem prazo de 30 anos, a contar de 30.10.2002, e as obras iniciaram em janeiro de 2003.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

A indústria de energia elétrica no Brasil está dividida em quatro segmentos: geração, transmissão, distribuição e comercialização. A atividade de geração compreende a produção de energia a partir de fontes hidráulicas e térmicas. A energia produzida é transmitida aos pontos de recebimento dos centros consumidores. O transporte até os consumidores finais é realizado em baixa tensão pelas distribuidoras. O segmento de comercialização está representado pela contratação de geração e revenda aos consumidores livres.

Após a reforma do setor elétrico, que teve início nos anos 90, os segmentos de transmissão e distribuição permaneceram monopólios regulados. A maior parte das empresas de distribuição foi privatizada; a transmissão continua de propriedade estatal e os segmentos de geração e comercialização foram abertos à iniciativa privada e expostos à livre competição.

Atualmente, as entidades que exercem funções de planejamento, operação e regulação do setor elétrico são:

1) O Comitê Coordenador do Planejamento da Expansão (CCPE), que se subordina ao Ministério de Minas e Energia, está encarregado de coordenar a execução da Política Energética Nacional, definida no âmbito do Conselho Nacional de Política Energética, e conduzir o planejamento indicativo do setor elétrico.

2) O Operador Nacional do Sistema Elétrico (ONS) é responsável pelo planejamento e programação da operação do sistema, e está encarregado de realizar o despacho centralizado da geração em todo o país e de contratar e administrar os serviços de transmissão da rede básica.

3) O Mercado Atacadista de Energia Elétrica (MAE) é responsável pelas atividades financeiras, contábeis e operacionais relativas à administração do mercado, sendo as mesmas reguladas e fiscalizadas pela ANEEL. O MAE constitui um ambiente de mercado de curto prazo, além de registrar as negociações bilaterais feitas via contratos de longo prazo.

4) A Agência Nacional de Energia Elétrica (ANEEL) é o órgão regulador e fiscalizador do setor elétrico e exerce o papel de poder concedente, promovendo licitações para a concessão de serviços de geração, transmissão e distribuição. A ANEEL estabelece as condições gerais de contratação e tarifação da transmissão e distribuição de energia.

A Tractebel Energia concentra suas atividades na produção e comercialização de energia elétrica para distribuidoras de energia elétrica e consumidores livres. Outros produtos e serviços são desenvolvidos e oferecidos ao mercado em menor escala, aproveitando a integração e as sinergias existentes na Tractebel Energia, destacando-se o desenvolvimento de projetos de co-geração e operação de plantas para geração de energia elétrica, além da venda de vapor industrial.

As dificuldades para liquidação de contas do MAE continuam como um desafio para o setor. O MAE realizou, em 30 de dezembro de 2002, a primeira liquidação financeira desde sua criação - referente às transações comerciais realizadas entre setembro de 2000 e setembro de 2002. Foi faturada a metade do saldo total para a liquidação, cerca de R$ 1,488 bilhão. Os 50% restantes serão faturados após a realização de auditoria nas contas do MAE, que está prevista para ocorrer ainda em 2003.

O racionamento ocorrido entre junho de 2001 e fevereiro de 2002, aliado a dificuldades regulatórias, levaram o Governo a instituir o Comitê de Revitalização do Setor Elétrico, para

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

instituir reformas no setor, e a promover o Acordo Geral do Setor Elétrico, para solucionar os problemas financeiros oriundos do racionamento. Como resultado, ao final de 2002 computou-se a publicação de diversos instrumentos regulatórios - Leis, Decretos e Resoluções - pertinentes ao setor elétrico.

Os reflexos do racionamento ainda permanecem em 2003. O consumo racionado e/ou racionalizado não recuperou os níveis de consumo referentes ao período pré-racionamento e o crescimento esperado da demanda não tem se verificado. Somado a isso, o Programa Prioritário de Termeletricidade (PPT), a antecipação de projetos hidrelétricos e a contratação da energia das usinas termelétricas emergenciais, aumentaram a oferta total disponível no sistema brasileiro.

Como resultado, pode ser constatado um excedente de oferta no sistema elétrico brasileiro da ordem de 7.000 MW - médio. Este cenário de sobras aliado à percepção de que são necessários arranjos regulatórios adicionais para viabilizar a expansão do sistema, têm motivado o atual Governo a tentar estabelecer um novo modelo para o setor, baseado num modelo tipo "pool". O detalhamento da reestruturação do setor ainda não foi divulgado, mas três princípios deverão nortear o novo modelo: tarifas módicas para o consumidor cativo; estabilidade e remuneração justa para os investidores; e qualidade e confiabilidade na expansão do setor.

Espera-se que o desenvolvimento do setor neste e nos próximos anos seja marcado pela consolidação da competição e adoção de regras mais transparentes. As empresas, por seu turno, viverão um processo de adaptação, definindo suas estratégias de comercialização em conformidade com os objetivos de maximização de lucro e níveis de risco aceitáveis, ainda que submetidas às incertezas do mercado.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - PRODUTOS E SERVIÇOS OFERECIDOS

1- ITEM	2 - PRINCIPAIS PRODUTOS E/OU SERVIÇOS	3 - % RECEITA LÍQUIDA
01	ENERGIA ELÉTRICA	87,15

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.02 - MATÉRIAS PRIMAS E FORNECEDORES

1- ITEM	2 - MATÉRIA PRIMA / 7 - NOME DO FORNECEDOR	8 - TIPO DE FORNECEDOR	3 - IMPORTAÇÃO	4 - VALOR DA IMPORTAÇÃO (Reais Mil)	5 - DISPONÍVEL MERCADO LOCAL	6 - DISPONÍVEL MERCADO EXTERNO	9 - % DE FORNECIMENTO SOBRE O TOTAL DAS COMPRAS DA CIA.
01	CARVÃO MINERAL		NÃO	0	SIM	SIM	
	CONS.CATARINENSE DO CARVÃO ENERGÉTICO	NÃO LIGADO					32,79
02	ENERGIA ELÉTRICA		NÃO	0	SIM	SIM	
	ITÁ ENERGÉTICA S.A. - ITASA	EMPRESA CONTROLADA					14,49
03	ENERGIA ELÉTRICA		NÃO	0	SIM	SIM	
	CIA DE INTERCONEXÃO ENERGÉTICA - CIEN	NÃO LIGADO					12,69
04	GÁS NATURAL		NÃO	0	SIM	SIM	
	CIA DE GÁS DO MATO GROSSO DO SUL - MSGÁS	NÃO LIGADO					7,13
05	ENERGIA ELÉTRICA		NÃO	0	SIM	SIM	
	COMPANHIA ENERGÉTICA MERIDIONAL - CEM	EMPRESA CONTROLADA					3,88

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.03 - CLIENTES PRINCIPAIS POR PRODUTOS E/OU SERVIÇOS

1- ITEM	2- ITEM	3 - NOME DO PRODUTO/ NOME DO CLIENTE	4 - % DE PARTICIPAÇÃO DO CLIENTE NA RECEITA LÍQUIDA
001		ENERGIA ELÉTRICA	
001	001	CENTRAIS ELÉTRICAS DE SANTA CATARINA S/A - CELESC	32,86
001	002	FURNAS CENTRAIS ELÉTRICAS S.A.	16,21
001	003	AES SUL - DISTRIBUIDORA GAÚCHA DE ENERGIA S.A.	13,37
001	004	RIO GRANDE ENERGIA S.A. - RGE	11,20
001	005	EMPRESA ENERGÉTICA DE MATO GROSSO DO SUL S.A. - ENERSUL	7,44
001	006	COMPANHIA ESTADUAL DE ENERGIA ELÉTRICA - CEEE	4,91
001	008	OUTROS	1,16

11.01 - PROCESSO DE PRODUÇÃO

1. Processo de Produção

A energia elétrica produzida pela Tractebel Energia em 2002 foi:

- de origem hidráulica – 83,58%
- de origem térmica (pela queima de carvão mineral, óleo combustível e gás natural) – 16,42%.

Produção (Gwh)

1996 - 19.748
1997 - 19.815
1998 - 19.584
1999 - 19.623
2000 - 18.605
2001 - 29.782
2002 - 25.524

Geração bruta nos 3 últimos exercícios:

USINA	Capacidade Instalada (MW)	Produção (GWH)		
		2002	2001	2000
Usina Hidrelétrica Passo Fundo - UHPF	226	1.241	1.125	958
Usina Hidrelétrica Salto Osório - UHSO	1.078	4.762	6.111	4.173
Usina Hidrelétrica Salto Santiago - UHSS	1.420	6.885	9.107	5.403
Usina Hidrelétrica Itá – UHIT - (participação em consórcio)	1.090	7.510	8.259	2.405
Usina Hidrelétrica Machadinho UHMA – (participação em consóricio)	382	935	-	-
Sub-total	**4.196**	**21.333**	**24.602**	**12.939**
Usina Termelétrica Jorge Lacerda A – UTJL - A	232	815	932	1.035
Usina Termelétrica Jorge Lacerda B – UTJL - B	262	1.427	1.326	1.635
Usina Termelétrica Jorge Lacerda C - UTJL – C	363	1.175	2.085	2.399
Usina Termelétrica Charqueadas - UTCH	72	240	285	339
Usina Termelétrica Alegrete - UTAL	66	39	119	235
Usina Termelétrica William Arjona - UTWA	190	495	433	23
Sub-total	**1.185**	**4.191**	**5.180**	**5.666**
Total	**5.381**	**25.524**	**29.782**	**18.605**

11.01 - PROCESSO DE PRODUÇÃO

Percentuais já depreciados dos principais equipamentos das usinas

USINA	ENTRADA EM OPERAÇÃO	% DEPRECIAÇÃO MÉDIA
Usina Hidrelétrica Passo Fundo - UHPF	1973	66
Usina Hidrelétrica Salto Osório - UHSO	1975 a 1981	72
Usina Hidrelétrica Salto Santiago - UHSS	1980	67
Usina Hidrelétrica Itá – UHIT - (participação em consórcio)	2000 e 2001	5
Usina Hidrelétrica Machadinho UHMA – (participação em consórcio)	2002	2
Usina Termelétrica Jorge Lacerda A – UTJL - A - Unidades I a IV	1965 a 1974	87
Usina Termelétrica Jorge Lacerda B – UTJL - B - Unidades V e VI	1979 e 1980	98
Usina Termelétrica Jorge Lacerda C - UTJL – C – Unidade VII	1997	27
Usina Termelétrica Charqueadas - UTCH	1962	82
Usina Termelétrica Alegrete - UTAL	1968	92
Usina Termelétrica William Arjona - UTWA	1999 e 2001	7

2. Estratégias de Seguros

- Propriedade: para usinas em geral e demais bens são efetuados seguros do tipo “All Risks”. Os valores de cobertura são definidos com base em custos praticados internacionalmente, que cobrem a reconstrução de uma nova usina equivalente à sinistrada. A indenização não leva em conta a desvalorização pela idade do equipamento.
- Interrupção de Negócios: a Companhia está totalmente protegida contra perdas por lucro cessante causadas por sinistros que originem interrupção de produção de energia.
- Responsabilidade Civil: a Companhia também está protegida contra indenizações oriundas de danos causados a terceiros, incluindo poluição súbita.
- Novos Empreendimentos: os projetos de responsabilidade da Companhia, ou por ela contratados são protegidos por seguros do tipo “All Risks” durante a fase de construção, compreendendo construção e montagem, responsabilidade civil normal e cruzada, e perdas de lucro cessante devido a atraso de entrada em operação. Durante a fase de pré-operação, a Companhia mantém seguro para proteção de seus ativos, bem como, para cobertura de lucro cessante devido à interrupção de produção em equipamentos aceitos provisoriamente.
- Veículos: a Companhia adota a política de alugar veículos leves, que estão protegidos por seguro obrigatório e por seguro adicional.
- Empregados: a Companhia mantém apólice de Seguro de Vida em Grupo para seus empregados.

11.01 - PROCESSO DE PRODUÇÃO

- Pesquisa de Mercado: para cada tipo de seguro, os valores de cobertura e as deduções são determinados levando-se em conta as práticas do mercado internacional, disponibilidade e preços.

3. Riscos de paralisação das atividades

Na produção de energia elétrica podem ocorrer falhas de equipamentos que afetam a produção nas usinas de geração de energia.

Os riscos inerentes ao processo produtivo da Tractebel Energia são traduzidos por taxas de falhas e índices de indisponibilidade forçada, que podem ser classificadas em dois grupos:

- Indisponibilidade Forçada de Urgência: oriundas de ocorrências que provocam ou requerem a parada da unidade geradora ou a limitação parcial da capacidade de produção de energia num prazo máximo em torno de 24 horas, a partir de sua constatação, mas não imediatamente.
- Indisponibilidade Forçada Intempestiva: oriundas de ocorrências que provocam ou requerem parada da unidade geradora ou a limitação parcial imediata da capacidade de produção de energia, seja por atuação de uma proteção, ou retirada por ação de um operador, no momento da constatação da ocorrência.

As taxas de falhas, por sua vez, não podem ser analisadas de forma isolada. A sua análise está associada a sua origem e ao seu impacto no sistema elétrico, ou seja, externa ou interna à instalação (unidade em operação ou falha na partida) e no tempo de restabelecimento da função (tempo médio de reparo).

As indisponibilidades são convertidas em valores médios por período de avaliação e podem resultar numa redução da energia assegurada, o que pode acarretar, também, na necessidade de contratação de energia para atender os contratos já firmados.

As indisponibilidades programadas são decorrentes de paralisações para manutenções de unidades geradoras seguem rigorosos cronogramas, antecipadamente negociados com o ONS e, portanto, levam em conta o Plano de Operação Anual do Operador Nacional do Sistema, de forma a minimizar ou evitar os impactos no sistema elétrico. Estes cronogramas podem sofrer revisões por necessidades emergenciais ou eletroenergéticas.

O fator de disponibilidade global do conjunto das usinas da Companhia foi de 91,50%, no exercício de 2002, sendo que expurgando as indisponibilidades programadas este índice aumenta para 98,16%. As hidrelétricas tiveram uma disponibilidade global de 95,49% e expurgando-se as indisponibilidades programadas este índice aumenta para 99,29%. As termelétricas tiveram uma disponibilidade global de 72,05% e expurgando-se as indisponibilidades programadas este índice aumenta para 92,68%.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

PROCESSO DE COMERCIALIZAÇÃO

Clientes da Tractebel Energia
Os principais clientes da Tractebel Energia, no exercício de 2002, foram as empresas distribuidoras de energia elétrica situadas no Sistema Elétrico Sul, que é composto pelos estados do Paraná, Santa Catarina e Rio Grande do Sul. A Companhia também atendeu as regiões Sudeste e Centro-oeste, através da venda de energia elétrica à Furnas Centrais Elétricas S.A. e à Enersul, distribuidora do Estado de Mato Grosso do Sul, respectivamente. Dispõe, ainda, de um programa de atendimento a consumidores livres, que somam atualmente 12 grandes empresas.

DISTRIBUIÇÃO

A Tractebel Energia não realiza a distribuição (varejo) da energia produzida. Esta atividade pertence a outros agentes de indústria e distribuição de energia elétrica, especificamente as concessionárias distribuidoras.

MERCADOS

A Tractebel Energia atua como produtora de energia elétrica, realizando suprimentos aos Estados que formam o sistema geo-elétrico do Sul, compreendendo os Estados do Rio Grande do Sul, Paraná e Santa Catarina e em complemento ao sistema geo-elétrico da Região Sudeste e Centro-Oeste.

No que se refere ao Mercosul, a Tractebel possui contrato com a Companhia de Interconexão Energética - CIEN para a compra de 300 MW importados da Argentina, proporcionando uma forte interligação elétrica do Brasil com o país vizinho, consolidando a presença da Companhia no setor elétrico do Mercosul.

A Companhia recebeu autorização da ANEEL, através da Resolução nº 227, de 24 de abril de 2002, para exportar energia de natureza interruptível mediante intercâmbio elétrico entre o Brasil e a Argentina. Esta autorização permitirá a maximização do benefício energético entre os dois países, que atualmente ocorre unilateralmente, quando o ONS ativa o intercâmbio da Argentina para o Brasil nas situações em que o preço no Mercado Brasileiro - MAE está maior que o preço no Mercado Argentino - MEM.

O consumo de energia no Brasil

O consumo de energia elétrica no País apresentou um crescimento de 2,5% em 2002 em relação a 2001, que foi um ano de consumo retraído devido ao programa de racionamento. O resultado foi influenciado pela adoção de processos mais eficientes e da utilização mais racional da energia, bem como pelo fato de que alguns grandes consumidores industriais da Região Sudeste terem optado pela auto-produção de energia elétrica, saindo do cadastro de faturamento das concessionárias cerca de 700 GWh. O comportamento do consumo industrial sustentou o crescimento do mercado global de energia elétrica, com incremento de 4,2%. Apenas a classe residencial teve taxa negativa de crescimento, com -1,3%. A classe comercial contribuiu com 1,8%.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

O crescimento do Produto Interno Bruto (PIB) foi de 1,52% em 2002, alavancado pelo excelente comportamento das exportações e pela redução das importações, em função da taxa de câmbio. O resultado foi levemente superior ao desempenho de 2001, quando registrou crescimento de 1,42%.

O gráfico a seguir, apresenta a trajetória de crescimento anual do consumo de energia elétrica e do PIB nos últimos anos:


Evolução do Consumo de Energia Elétrica e do PIB - Brasil
%
8
6
4
2
0
-2
-4
-6
-8
93
94
95
96
97
98
99
00
01
02
Ano
4,92
5,85
5,7
6,2
4,6
4,4
3,27
4,1
1,6
2,5
1,42
3,8
2,6
4,22
2,66
0,22
0,79
4,3
1,52
-7,7
Consumo Energia Elétrica (%)
Produto Interno Bruto (%)

Fonte: Eletrobrás (DEM) e jornal Folha de São Paulo.

11.03 - POSICIONAMENTO NO PROCESSO COMPETITIVO

À despeito das dificuldades vividas pelo setor elétrico em 2002, representadas basicamente pela forte redução da demanda por energia elétrica em todos os setores de atividade e pela deterioração das condições financeiras de boa parte dos agentes produtivos, como conseqüência da forte desvalorização cambial ocorrida no segundo semestre do ano, a Tractebel Energia consolidou-se como o principal gerador privado do país, aumentando sua capacidade de oferta de energia para 6.136 MW.

A capacidade instalada da Companhia e de suas controladas, incluindo a propriedade indireta das UHEs Itá e Cana Brava, atingiu 5.831 MW, o que representa um acréscimo de cerca de 56,8 % em relação à capacidade disponível na data da privatização, setembro de 1998. No mesmo período, a oferta de energia aumentou 65,0%, em função da compra de 305 MW importada da Argentina.

Capacidade Instalada	**Setembro 1998**	**Dezembro 2002**
Hidrelétricas	2.724	4.646
Termelétricas	995	1.185
Total	**3.719**	**5.831**
Aquisição CIEN		305
Oferta Disponível	**3.719**	**6.136**

A geração da Tractebel Energia tem origem predominantemente hidráulica (79,7%), sendo complementada por geração térmica (20,3%). Esse composto é compatível com o nível de risco desejado pela Companhia, permitindo a formação de preços altamente competitivos. A localização das usinas (Sul e Centro-Oeste) atua no sentido de reduzir significativamente os riscos de submercado. A inserção da Empresa no Mercosul, através da aquisição de energia elétrica importada da Argentina, possibilita a montagem de estratégias de comercialização que aproveitam os diferenciais de preço nos dois mercados.

O posicionamento competitivo da Companhia se expressa através da sua presença em novas áreas de negócio, como a cogeração e os serviços de consultoria diversos, aproveitando as vantagens que desfruta por ser operadora de plantas com diferentes portes, características e combustíveis. A experiência da Tractebel Energia na geração de energia se integra do mesmo modo com o desenvolvimento de projetos industriais que façam uso ou produzam utilidades ao longo de seus processos. A par disso, a filosofia comercial da Companhia consolida-se em torno do atendimento das necessidades dos clientes, buscando sempre a formação de relacionamentos comerciais duradouros e construtivos. A companhia beneficia-se igualmente das sinergias geradas entre as demais empresas do Grupo Suez.

Tanto o processo de expansão quanto a inserção em novos mercados estratégicos estão amparados na sólida estrutura organizacional e financeira do Grupo Suez, e na larga experiência internacional de seus administradores.

12.01 - PRINCIPAIS PATENTES, MARCAS COMERCIAIS E FRANQUIAS

A Tractebel Brasil protocolou em 20.10.1999, sob o n° 822122006, o pedido de registro da marca "TRACTEBEL" e da respectiva logomarca no Instituto Nacional de Propriedade Industrial - INPI. O processo permanece em tramitação naquele Instituto.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

13.01 - PROPRIEDADES RELEVANTES

1- ITEM	2 - TIPO DE PROPRIEDADE	3 - ENDEREÇO
01	USINA HIDRELÉTRICA PASSO FUNDO - 226 MW	USINA HIDRELÉTRICA PASSO FUNDO
02	USINA HIDREL. SALTO OSÓRIO - 1.078 MW	RODOVIA PR 475, KM 33
03	USINA HIDREL. SALTO SANTIAGO - 1.420 MW	RODOVIA BR 158, KM 42
04	USINA HIDRELÉTRICA ITÁ - 1.450 MW	VOLTA DA UVA S/Nº
05	OBRA USINA HIDREL.MACHADINHO - 1.140 MW	RUA PARANÁ, 148 - BAIRRO BALNEÁRIO
06	USINA TERMELÉTRICA CHARQUEADAS - 72 MW	RUA GEÓLOGO WHITE, S/Nº - CENTRO

1- ITEM	4 - MUNICÍPIO	5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO	14 - OBSERVAÇÃO
01	ENTRE RIOS DO SUL	RS	148.571,600	13,199	28	SIM	NÃO	NÃO			
02	QUEDAS DO IGUAÇU	PR	44.427,286	13,251	26	SIM	NÃO	NÃO			
03	SAUDADE DO IGUAÇU	PR	195.714,893	11,412	21	SIM	NÃO	NÃO			
04	ARATIBA	RS	159.097,222	12,422	2	SIM	NÃO	NÃO			
05	PIRATUBA	SC	129.268,648	16,153	2	SIM	NÃO	NÃO			
06	CHARQUEADAS	RS	124,334	7,308	39	SIM	NÃO	NÃO			

)1.01 - IDENTIFICAÇÃO

- CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
)1732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

l3.01 - PROPRIEDADES RELEVANTES

- ITEM	2 - TIPO DE PROPRIEDADE	3 - ENDEREÇO								
· - MUNICÍPIO	5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO	
.4 - OBSERVAÇÃO										
07	USINA TERMELÉTRICA ALEGRETE - 66 MW	RUA JOÃO GALANT, S/Nº - IBIRAPUITÃ								
ιLEGRETE	RS	204,274	8,624	33	SIM	NÃO	NÃO			
08	COMPLEXO TERMEL.JORGE LACERDA - 857 MW	AV. PAULO SANTOS MELLO, S/Nº - CENTRO								
:APIVARI DE BAIXO	SC	2.561,322	51,468	0	SIM	NÃO	NÃO			
09	USINA TERMEL. WILLIAM ARJONA - 120 MW	RODOVIA BR 060 - ESTRADA VICINAL								
:AMPO GRANDE	MS	30.334,000	0,490	2	SIM	NÃO	NÃO			
10	OBRA DA USINA TERMEL. JACUÍ - 350 MW	RODOVIA RS 401, KM 27 - GRANJA CAROLA								
:HARQUEADAS	MS	2.197,165	15,765	3	SIM	NÃO	NÃO			
11	EDIFÍCIO SEDE	RUA ANTÔNIO DIB MUSSI, Nº 366 - CENTRO								
ꟳLORIANÓPOLIS	SC	0,992	5,830	16	SIM	NÃO	SIM	11/09/2002	30/11/2007	

14.02 - INFORMAÇÕES RECOMENDÁVEIS, MAS NÃO OBRIGATÓRIAS

1. Autorização para construção UTE Anhanguera

Através da Resolução ANEEL nº 243, de 30 de abril de 2002, a Companhia obteve autorização para a implantação da central geradora termelétrica Anhanguera, no Município de Limeira, no Estado de São Paulo, com capacidade instalada de 278,29 MW, utilizando como combustível gás natural, e do Sistema de Transmissão de interesse restrito, pelo prazo de 30 anos, contados a partir 02.05.2002, data da publicação no Diário Oficial da União.

A central geradora será constituída de três turbogeradores, em ciclo combinado e cogeração, multi-eixo de duas unidades a gás para uma a vapor, e será implantada em duas fases sucessivas:

- Fase I - uma unidade a gás de 100,13 MW para operar inicialmente em ciclo simples e posteriormente em ciclo combinado;
- Fase II - uma unidade a gás de 100,13MW e outra a vapor de 78,03MW, com cogeração e ciclo combinado.

Este projeto está sendo reavaliado pela Companhia, tendo em vista que os preços de energia praticados atualmente inviabilizam a implementação do projeto.

14.05 - PROJETOS DE INVESTIMENTO

1. Projeto relacionados ao cumprimento do edital de privatização

Usina Termelétrica Jacuí

As principais características são as seguintes:

- Localização: Charqueadas, 50 km de Porto Alegre, no Estado do Rio Grande do Sul
- Potência nominal instalada: 357 MW
- Combustível: carvão mineral pulverizado
- Estágio: Obra com conclusão parcial de 40%
  Equipamentos principais estocados no canteiro
  Licença ambiental de instalação (LI) emitida
- Operação comercial: 26 meses a partir da retomada do projeto

2. Projeto realizado por empresa controlada

Unidade de Cogeração Lages

a) Descrição Básica

O Projeto de Cogeração Lages consiste em uma planta de 28 MW de potência instalada e fornecimento máximo de 25 toneladas por hora de vapor, utilizando como combustível os resíduos provenientes do processo produtivo de beneficiamento da madeira das indústrias localizadas na região de Lages, Santa Catarina. O vapor produzido será fornecido para duas indústrias situadas perto da planta enquanto 22 MW médios da energia elétrica foram comercializados com a CELESC e o restante será comercializado com consumidor livre.

b) Licenças e Autorizações

A ANEEL emitiu em 10 de agosto de 2001 a Resolução n° 546, que ratifica a intenção da Companhia em implantar a Unidade de Cogeração Lages.

A FATMA emitiu, em 2 de maio de 2002, a Licença Ambiental Prévia n° 007/02, que declara a viabilidade locacional da Unidade de Cogeração.

A FATMA emitiu, em 21 de outubro de 2002, a Licença Ambiental de Instalação, autorizando o início das obras.

c) Implantação

O Contrato EPC de implantação foi assinado em 08 de outubro de 2002 e a Ordem de Início das Obras foi emitida em 30 de outubro. As obras estão em andamento normal, com previsão de conclusão em março de 2004.

A obra será financiada parcialmente pelo BNDES, atuando o BRDE como agente repassador dos recursos.

15.01 - PROBLEMAS AMBIENTAIS

As atividades de geração de energia elétrica de origens hidráulica e térmica, pela sua natureza, são enquadradas na Legislação Ambiental como atividades potencialmente poluidoras.

Todas as usinas da Tractebel Energia, em operação e em construção, estão regulares em relação ao Licenciamento Ambiental perante aos órgãos competentes de Meio Ambiente.

A degradação ambiental e a poluição podem advir de falhas ou acidentes nos sistemas de controle das Usinas, tendo como conseqüência a aplicação de penalidades pelos órgãos de Meio Ambiente.

Outro ponto que pode gerar desrespeito ou infração à Legislação é o não atendimento das condições de validade das Licenças Ambientais, que são renovadas periodicamente.

Nos últimos 12 anos, na atividade de geração de energia elétrica, a Companhia nunca sofreu qualquer tipo de paralisação ou redução de produção por exigência dos órgãos ambientais.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

16.01 - AÇÕES JUDICIAIS COM VALOR SUPERIOR A 5% DO PATRIMÔNIO LÍQUIDO OU DO LUCRO LÍQUIDO

1- ITEM	2 - DESCRIÇÃO	3 - % PATRIMÔNIO LÍQUIDO	4 - % LUCRO LÍQUIDO	5 - PROVISÃO	6 - VALOR (Reais Mil)
01	TRABALHISTA	0,00	0,00		0
02	FISCAL/TRIBUTÁRIA	0,00	0,00		0
03	OUTRAS	0,00	0,00		0

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

As transações com partes relacionadas, abaixo demonstradas, foram praticadas a valores, prazos e encargos usuais de mercado.

	2002						2001
	Tractebel EGI Ltda.	Tractebel Power	Tractebel N.V.	Cia Energética Meridional	Itá Energética S.A.	Total	Total
Ativo							
Contas a receber	515	-	-	162	2.089	2.766	1.721
Passivo							
Fornecedores	-	289	-	19.008	5.175	24.472	9.185
Resultado							
Receita operacional							
Receitas serviços							
Administração	-	-	-	316	-	316	316
Operação e manutenção	-	-	-	1.015	6.233	7.248	6.142
Despesa operacional							
Compra energia	-	-	-	30.882	115.281	146.163	94.787
Financeiro							
Receita	143	-	-	-	-	143	-
Despesa	-	-	4.752	-	-	4.752	18.344

A Companhia possui contratos com sua controlada Companhia Energética Meridional – CEM e controlada em conjunto Itá Energética S. A. – ITASA, a seguir especificados:

- **Companhia Energética Meridional – CEM**

  Contrato firmado em 09.04.1999, aditado em 15.04.1999 e 09.11.2002, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da CEM não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

  Contrato de Compra e Venda de Energia Elétrica, firmado em 05.01.2001, aditado em 06.03.2001 e 09.08.2002, com vigência até 2015, para aquisição da energia elétrica produzida na UHE Cana Brava. O contrato estabelece a aquisição, pela Companhia, nos montantes anuais de 1.125.616 MWh, 2.189.036 MWh e 2.395.903 MWh, a partir dos meses de outubro de 2002, novembro de 2002 e dezembro de 2002, respectivamente. O valor contratual é reajustado anualmente pelo IGP-M.

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

Contrato de Operação e Manutenção da UHE Cana Brava, celebrado em 05.01.2001, aditado em 09.03.2001 e 01.06.2002, com vigência até o término da concessão da usina e valores reajustáveis anualmente pelo IGP-M, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento.

- **Itá Energética S. A. – ITASA**

Contrato de Prestação de Serviços de Operação e Manutenção da Usina Hidrelétrica Itá, pela Companhia, celebrado, no âmbito do Consórcio Itá, em 11.09.1998, com vigência até 16.10.2030, cujos valores são reajustáveis anualmente pelo índice IGP-M.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 61 MW médios de energia de propriedade da ITASA na UHE Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pela variação do dólar mais inflação norte americana.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 167 MW médios de energia de propriedade da ITASA na UHE Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pelo IGP-M.

Em 20.02.2003, a Companhia celebrou aditivos aos Contratos de Compra e Venda de Energia Elétrica acima referidos, com vigência para o período de fevereiro de 2002 a janeiro de 2004, que têm por finalidade o reajuste, em caráter extraordinário, do preço da energia contratada, para fazer faze à exposição da ITASA no Mercado Atacadista de Energia Elétrica – MAE, no período de junho de 2001 a fevereiro de 2002.

Em 02.05.2002, a Companhia celebrou contrato com a Tractebel S.A., sua controladora indireta, com sede em Bruxelas, Bélgica, cujo objeto é a prestação de serviços de consultoria em assuntos específicos por parte daquela empresa. A contratação foi aprovada por unanimidade pelos acionistas minoritários da Companhia, em AGE realizada em 29.04.2002, tendo o acionista controlador renunciado ao direito de voto. O prazo do contrato é de 36 meses, condicionada a sua revalidação, pelos acionistas minoritários, a cada período de 12 meses, em Assembléia convocada para este fim. Não houve pagamentos, até o presente momento, sob o amparo do referido contrato.

18.01 - ESTATUTO SOCIAL

CAPÍTULO I
Da Denominação, Organização, Sede, Duração e Objeto

Art. 1.º - A TRACTEBEL ENERGIA S.A. é uma sociedade anônima que se rege pelo presente Estatuto, pela Lei das Sociedades por Ações e pelas demais Leis e Regulamentos que lhe forem aplicáveis.

Art. 2.º - A Companhia tem sede e foro na cidade de Florianópolis, Santa Catarina, na rua Antônio Dib Mussi, 366, Centro, podendo criar sucursais, filiais, agências e escritórios no País e no exterior.

Art. 3.º - A Companhia tem prazo de duração indeterminado.

Art. 4.º - A Companhia tem por objeto social:

I - realizar estudos, projetos, construção e operação de usinas produtoras de energia elétrica, bem como a celebração de atos de comércio decorrentes dessas atividades;

II - participar de pesquisas de interesse do setor energético, ligadas à geração e distribuição de energia elétrica, bem como de estudos de aproveitamento de reservatório para fins múltiplos;

III - contribuir para a formação de pessoal técnico necessário ao setor de energia elétrica, bem como para a preparação de operários qualificados, através de cursos especializados;

IV - participar de entidades destinadas à coordenação operacional de sistemas elétricos interligados;

V - participar de associações ou organizações de caráter técnico, científico e empresarial de âmbito regional, nacional ou internacional, de interesse para o setor de energia elétrica;

VI - colaborar para a preservação do meio ambiente no exercício de suas atividades;

VII - colaborar com os programas relacionados com a promoção e incentivo à indústria nacional de materiais e equipamentos destinados ao setor de energia elétrica, bem como para sua normalização técnica, padronização e controle de qualidade; e

VIII - participar, como sócio, quotista ou acionista, de outras sociedades no setor de energia.

18.01 - ESTATUTO SOCIAL

CAPÍTULO II
Do Capital e das Ações

Art. 5.º - O Capital Social subscrito da Companhia é de R$ 2.445.766.091,90 (dois bilhões, quatrocentos e quarenta e cinco milhões, setecentos e sessenta e seis mil, noventa e um reais e noventa centavos) dividido em 652.742.193.511 (seiscentas e cinqüenta e duas bilhões, setecentas e quarenta e duas milhões, cento e noventa e três mil, quinhentas e onze) ações, sendo 464.052.075.236 (quatrocentas e sessenta e quatro bilhões, cinqüenta e dois milhões, setenta e cinco mil, duzentas e trinta e seis) ações ordinárias nominativas, 75.069.876 (setenta e cinco milhões, sessenta e nove mil, oitocentas e setenta e seis) ações preferenciais nominativas da classe A e 188.615.048.399 (cento e oitenta e oito bilhões, seiscentas e quinze milhões, quarenta e oito mil, trezentas e noventa e nove) ações preferenciais nominativas da classe B, todas sem valor nominal.

§ 1.º - A Companhia poderá emitir ações preferenciais até o limite de 2/3 (dois terços) do Capital Social, sem guardar proporção com as demais existentes, as quais concorrerão em igualdade de condições com as ações ordinárias.

§ 2.º - As ações ordinárias nominativas, com direito a voto, e as ações preferenciais nominativas, sem direito a voto, poderão ser mantidas em contas de depósito em nome dos respectivos titulares, sob o regime escritural, sem emissão de certificados, em instituição financeira designada pelo Conselho de Administração.

§ 3.º - Sempre que houver transferência de propriedade de ações, a instituição financeira depositária poderá cobrar, do acionista alienante, o custo concernente ao serviço de tal transferência, observados os limites máximos fixados pela Comissão de Valores Mobiliários.

§ 4.º - As ações preferenciais nominativas não podem ser convertidas em ações ordinárias e terão prioridade no reembolso do capital e na distribuição de dividendos.

§ 5.º - As ações preferenciais nominativas da classe A terão prioridade na distribuição de dividendos, calculados à razão de 8% (oito por cento) do capital próprio a essa espécie e classe de ações, ou à razão de 3% (três por cento) do valor do patrimônio líquido correspondente a essa espécie e classe de ações, o que for maior, dividendos esses a serem entre elas rateados igualmente.

§ 6.º - As ações preferenciais nominativas da classe B terão prioridade na distribuição de dividendos, calculados à razão de 6% (seis por cento) do capital próprio a essa espécie e classe de ações, ou à razão de 3% (três por cento) do valor do patrimônio líquido correspondente a essa espécie e classe de ações, o que for maior, dividendos esses a serem entre elas rateados igualmente.

18.01 - ESTATUTO SOCIAL

§ 7.º - As ações preferenciais nominativas participarão, em igualdade de condições, com as ações ordinárias nominativas na distribuição dos dividendos, depois de a estas ser assegurado o menor dos dividendos mínimos previstos nos §§ anteriores.

Art. 6.º - A Companhia poderá emitir debêntures simples ou conversíveis em ações.

Parágrafo único - A integralização de debêntures conversíveis em ações obedecerá às normas estabelecidas pela Assembléia Geral, a qual poderá delegar ao Conselho de Administração a fixação ou a atualização das condições dos títulos.

Art. 7.º - Os aumentos de capital da Companhia serão realizados mediante subscrição pública ou particular de ações, por conversão de debêntures ou incorporação de reservas, capitalizando-se os recursos através das modalidades admitidas em lei, e a integralização das ações obedecerá às normas e condições estabelecidas pelo seu Conselho de Administração.

Parágrafo único - O acionista que não fizer o pagamento de acordo com as normas e condições a que se refere o presente artigo, ficará, de pleno direito, constituído em mora, aplicando-se atualização monetária, juros de 12% (doze por cento) ao ano e multa de 10% (dez por cento) sobre o valor da prestação vencida.

Art. 8.º - A Companhia está autorizada a, por deliberação do Conselho de Administração, independentemente de reforma estatutária, aumentar o seu capital social até o limite de R$ 4.500.000.000,00 (quatro bilhões e quinhentos milhões de reais).

§ 1.º - Além das outras condições referentes à emissão de novas ações, caberá ao Conselho de Administração determinar o preço de emissão e o prazo de integralização das ações subscritas.

§ 2.º - Os aumentos de capital poderão ser feitos sem necessidade de se guardar proporção entre as ações preferenciais e ordinárias, observado o disposto no § 1° do art. 5°.

§ 3.º - O Conselho de Administração poderá aprovar a emissão de novas ações sem direito de preferência para os antigos acionistas se a colocação for feita mediante venda em bolsa de valores, subscrição pública ou permuta por ações em oferta pública de aquisição do controle.

Art. 9.º - A Companhia poderá emitir títulos unitários ou múltiplos de ações. Os grupamentos ou desdobramentos serão feitos a pedido do acionista correndo por sua conta as despesas com a substituição dos títulos.

Parágrafo único - Os serviços de conversão, transferência e desdobramento de ações poderão ser transitoriamente suspensos, observadas as normas e limitações estabelecidas na legislação em vigor.

CAPÍTULO III
Das Assembléias Gerais

Art. 10 - A Assembléia Geral Ordinária realizar-se-á dentro dos 4 (quatro) primeiros meses seguintes ao término do exercício social, em dia e hora previamente fixados, para:

I - tomar as contas dos administradores, examinar, discutir e votar as demonstrações financeiras;

II - deliberar sobre a destinação do Lucro Líquido do exercício e a distribuição de dividendos; e

III - eleger os membros do Conselho Fiscal e, quando for o caso, os membros do Conselho de Administração.

Art. 11 - A Assembléia Geral reunir-se-á extraordinariamente, sempre que necessário, observadas, em sua convocação, instalação e deliberações, as prescrições legais e estatutárias pertinentes.

Art. 12 - A mesa que dirigirá os trabalhos da Assembléia Geral será constituída pelo Presidente do Conselho de Administração ou, na sua ausência ou impedimento, por quem a assembléia escolher, e por um secretário, escolhido dentre os presentes.

Art. 13 - O Edital de Convocação poderá condicionar a presença do acionista na Assembléia Geral ao cumprimento dos requisitos previstos em lei, devendo, para tanto, apresentar documento que comprove sua qualidade de acionista, podendo o depósito de tais documentos ser exigido com 72 (setenta e duas) horas de antecedência do dia marcado para a realização da Assembléia.

CAPÍTULO IV
Da Administração

Art. 14 - A Companhia será administrada por um Conselho de Administração e uma Diretoria Executiva.

Art. 15 - A Assembléia Geral fixará a remuneração dos administradores. Se a remuneração for estabelecida de forma global, o Conselho de Administração deverá deliberar sobre o seu rateio entre os seus membros e os Diretores.

CAPÍTULO V
Do Conselho de Administração

Art. 16 - O Conselho de Administração será composto de até 7 (sete) membros, sendo um o Presidente do Conselho e outro o Vice-Presidente, escolhidos pelos acionistas, na forma da lei, com mandato de 3 (três) anos, permitida a reeleição.

§ 1° - Um dos membros do Conselho de Administração será proposto pelos empregados da Companhia e eleito nos termos de acordo de acionistas entre estes e o acionista controlador.

§ 2° - Em ocorrendo a vacância no Conselho de Administração, os acionistas deverão ser convocados, na forma da lei, para, em Assembléia Geral, elegerem o substituto.

Art. 17 - O Conselho de Administração reunir-se-á, de ordinário, trimestralmente e, extraordinariamente, sempre que o interesse da Companhia exigir, mediante convocação na forma deste Estatuto.

Art. 18 - As reuniões do Conselho de Administração serão convocadas pelo seu Presidente ou por membros que representem, no mínimo, 1/3 (um terço) dos seus membros, ficando dispensada a convocação na hipótese de comparecerem todos os membros. O Conselho de Administração deliberará por maioria de votos, cabendo ao seu Presidente, em caso de empate, o voto de qualidade.

Art. 19 - O Conselho de Administração terá as seguintes atribuições:

I - fixar a orientação geral dos negócios da Companhia;

II - eleger e destituir os Diretores e fixar-lhes as atribuições, observado o disposto neste Estatuto;

III - fiscalizar a gestão dos Diretores;

IV - estabelecer limites e alçadas para a representação da Companhia por procuradores;

18.01 - ESTATUTO SOCIAL

V - convocar a Assembléia Geral;

VI - manifestar-se sobre o relatório da Administração e as contas da Diretoria;

VII - aprovar o valor global do orçamento anual da Companhia;

VIII - aprovar a celebração de contratos e a assunção de obrigações de valor superior a R$ 15.000.000,00 (quinze milhões de reais);

IX - propor à Assembléia Geral a emissão de debêntures;

X - deliberar sobre as condições de negociação de debêntures, por delegação da Assembléia Geral, até o limite por ela autorizado;

XI - aprovar a concessão de garantia ou aval a terceiros;

XII - aprovar a alienação ou oneração de bens do ativo permanente da Companhia de valor superior a R$ 15.000.000,00 (quinze milhões de reais);

XIII - deliberar sobre a aquisição e a alienação de ações de emissão da Companhia, fixando-lhes preço e condições;

XIV - deliberar sobre a emissão de novas ações, o preço de emissão e as demais condições de tais emissões, observado o que dispuser este Estatuto;

XV - deliberar, nos casos previstos neste Estatuto, sobre a elaboração de demonstrações financeiras semestrais, ou em períodos menores, e a distribuição de dividendos intermediários ou à conta de lucros acumulados ou de reserva de lucros, bem como sobre o crédito ou pagamento de juros sobre o capital próprio;

XVI - deliberar sobre a emissão de notas promissórias comerciais (*commercial papers*), bem como a emissão de bônus de subscrição;

XVII - escolher e destituir os auditores independentes;

XVIII - aprovar o Regulamento Interno da Companhia; e

XIX - deliberar sobre os casos omissos no Estatuto.

Art. 20 - Nas suas ausências ou impedimentos, o Presidente do Conselho será substituído pelo Vice-Presidente.

CAPÍTULO VI
Da Diretoria Executiva

Art. 21 - A Diretoria Executiva da Companhia será composta de até 7 (sete) membros, sendo um o Diretor Presidente, eleitos pelo Conselho de Administração, com mandato de 3 (três) anos, sendo permitida a reeleição.

Art. 22 - A Diretoria reunir-se-á, de ordinário, pelo menos uma vez por mês e, extraordinariamente, sempre que o interesse da Companhia o exigir, mediante convocação na forma deste Estatuto.

Art. 23 - As reuniões da Diretoria Executiva serão convocadas pelo Diretor Presidente ou por 2 (dois) Diretores, ficando dispensada a convocação na hipótese de comparecerem todos os seus membros. A Diretoria Executiva deliberará por maioria de votos, cabendo ao Diretor Presidente, em caso de empate, o voto de qualidade.

Art. 24 - Compete à Diretoria Executiva a direção geral e a representação da Companhia, observado este Estatuto e as diretrizes e atribuições fixadas pelo Conselho de Administração.

Parágrafo único - No exercício de suas atribuições, cabe à Diretoria Executiva:

I - elaborar as demonstrações financeiras e o relatório da administração, quando for o caso;

II - elaborar o Regulamento Interno da Companhia e submetê-lo à aprovação do Conselho de Administração;

III - elaborar o orçamento anual da Companhia; e

IV - aprovar qualquer revisão do orçamento anual aprovado, observado o valor global aprovado pelo Conselho de Administração.

Art. 25 - No caso de impedimento temporário, licença ou férias de qualquer Diretor, a Diretoria indicará um Diretor para acumular as suas funções.

Art. 26 - No caso de vacância, a Diretoria designará um Diretor para acumular as funções do cargo vago, até a realização da primeira reunião do Conselho de Administração, quando será preenchido o cargo, pelo prazo que restava ao Diretor substituído.

18.01 - ESTATUTO SOCIAL

Art. 27 - A Companhia ficará obrigada pela assinatura conjunta de dois Diretores, observado, no entanto, o disposto nos §§ seguintes.

§ 1.º - Os Diretores poderão nomear procuradores para representarem a Companhia, agindo sempre em conjunto com um diretor ou outro procurador com bastante poderes ou, ainda, agindo isoladamente.

§ 2.º - As procurações da Companhia deverão ser outorgadas por 2 (dois) Diretores e deverão especificar os poderes outorgados e o prazo de duração do mandato, ressalvadas as procurações para representação da Companhia em processos administrativos e judiciais, que poderão ter prazo indeterminado.

CAPÍTULO VII
Das Atribuições dos Diretores

Art. 28 - Compete ao Diretor Presidente:

I - superintender os negócios da Companhia e formular as suas políticas e estratégias;

II - manter sistema de auditoria interna; e

III - presidir as reuniões da Diretoria Executiva.

Art. 29 - Compete ao Diretor Administrativo:

I - formular procedimentos administrativos gerais e políticas de documentação, suprimentos, serviços gerais, apoio administrativo, transporte e informática;

II - promover ações de comunicação empresarial e relações públicas; e

III - formular as políticas de Recursos Humanos da Companhia.

Art. 30 - Compete ao Diretor Financeiro e de Relações com Investidores:

I - promover a administração financeira e contábil da Companhia;

II - coordenar as relações com os mercados de capitais e financeiro, prestando informações à Comissão de Valores Mobiliários – CVM, Bolsa de Valores, acionistas e investidores, conforme exigido pela legislação aplicável; e

18.01 - ESTATUTO SOCIAL

III – implantar as políticas e coordenar a contratação de seguros da Companhia.

Art. 31 - Compete ao Diretor de Planejamento e Controle:

I - elaborar o Plano Estratégico e preparar e acompanhar o orçamento da Companhia;

II – efetuar o planejamento e programação da produção, a contabilização e comercialização de energia no MAE e operacionalizar os contratos de compra e venda de energia;

III – avaliar e monitorar o gerenciamento do risco empresarial;

IV – gerenciar os assuntos de natureza regulatória relacionados com a produção e comercialização de energia, analisar preço e riscos e propor estratégias para a comercialização; e

V – coordenar as atividades do Comitê de Gerenciamento de Risco.

Art. 32 - Compete ao Diretor de Produção de Energia:

I - promover a operação e manutenção dos ativos de geração da Companhia.

Art. 33 - Compete ao Diretor de Comercialização e Negócios:

I - efetuar a comercialização de energia de curto, médio e longo prazo;

II - desenvolver novos mercados e clientes e definir produtos a serem comercializados;

III - desenvolver novos investimentos em cogeração e prestar apoio no desenvolvimento de novos negócios;

IV - desenvolver e implantar o conceito TIS - Tractebel Industrial Solutions;

V - representar a Companhia no desenvolvimento e implantação de soluções industriais integradas segundo o conceito SIS - Suez Industrial Solutions; e

VI - coordenar as atividades do Comitê de Planejamento da Comercialização de Energia que, ordinariamente, deverá reunir-se quinzenalmente.

Art. 34 - Compete ao Diretor de Implantação de Projetos:

I - conduzir a implementação física de novos empreendimentos, incluindo edificações, urbanismo e infra-estrutura; e

II - conduzir o licenciamento e comissionamento dos novos empreendimentos.

CAPÍTULO VIII
Do Comitê Estratégico

Art. 35 - A Companhia poderá ter um comitê estratégico, que será um órgão consultivo da administração, com funções de opinar e aconselhar o Conselho de Administração e a Diretoria nos assuntos que lhe sejam submetidos. O Comitê Estratégico será composto de até 7 (sete) membros, acionistas ou não, residentes no País ou não, podendo ser administradores, eleitos pelo Conselho de Administração, que fixará a remuneração de seus membros, e seu funcionamento será regido pelo Regulamento Interno da Companhia.

CAPÍTULO IX
Do Conselho Fiscal

Art. 36 - O Conselho Fiscal não terá funcionamento permanente, instalando-se somente a pedido dos acionistas, na forma da lei, sendo constituído de até 5 (cinco) membros efetivos e igual número de suplentes, com mandato de 1 (um) ano. A Assembléia Geral que vier a eleger o Conselho Fiscal, caberá fixar a respectiva remuneração, observado o mínimo legal.

CAPÍTULO X
Do Exercício Social e Demonstrações Financeiras

Art. 37 - O exercício social encerrar-se-á a 31 de dezembro de cada ano e obedecerá, quanto às demonstrações financeiras, as disposições legais aplicáveis.

§ 1.º - Em cada exercício será obrigatória a distribuição de um dividendo não inferior a 25% (vinte e cinco por cento) do lucro líquido, ajustado nos termos de lei, observadas as disposições previstas no art. 5º, no que se refere aos dividendos das ações preferenciais, devendo a destinação do resultado integral do exercício ser submetida à deliberação da Assembléia Geral.

§ 2.º - A Companhia poderá levantar demonstrações financeiras a 30 de junho de cada ano, podendo, o Conselho de Administração, declarar dividendos com base nas mesmas.

§ 3.º - A Companhia poderá elaborar demonstrações financeiras e distribuir dividendos em períodos menores, desde que o total dos dividendos pagos em cada semestre do exercício social não exceda o montante das reservas de capital de que trata o §1.º do artigo 182 da Lei 6.404, de 15 de dezembro de 1976.

§ **4.º** - O Conselho de Administração poderá declarar dividendos intermediários, à conta de lucros acumulados ou de reservas de lucros existentes no último balanço anual ou semestral.

§ **5.º** - A Companhia, mediante deliberação do Conselho de Administração, poderá creditar ou pagar aos acionistas juros remuneratórios sobre o capital próprio, observando, para tanto, a legislação aplicável. As importâncias pagas ou creditadas pela Companhia a título de juros sobre o capital próprio poderão ser imputadas, nos termos da legislação aplicável, ao valor dos dividendos obrigatórios, inclusive os dividendos das ações preferenciais.

Art. 38 - Prescreve em 3 (três) anos a ação para pleitear dividendos, os quais, não reclamados oportunamente, reverterão em benefícios da Companhia.

CAPÍTULO XI
Das Disposições Gerais

Art. 39 - A participação nos lucros ou resultados, desvinculada da remuneração, poderá ser paga aos empregados, após manifestação da Assembléia Geral Ordinária, em consonância com a legislação pertinente.

Aprovado na 13ª Assembléia Geral Extraordinária realizada em 30.12.2002 e Protocolizada na JUCESC sob o nº 03/000386-5, em 06/01/2003

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
IAN - INFORMAÇÕES ANUAIS Data-Base - 31/12/2002
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	**TRACTEBEL ENERGIA S.A.**	**02.474.103/0001-19**
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
3 - CEP	4 - MUNICÍPIO			5 - UF
88015-110	FLORIANÓPOLIS			SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	221-7016	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
048	221-7015	-	-	
15 - E-MAIL				
mantuano@tractebelenergia.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
MARC JACQUES ZELIE VERSTRAETE				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
4 - CEP	5 - MUNICÍPIO			6 - UF
88015-110	FLORIANÓPOLIS			SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
048	221-7060	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
048	221-7002	-	-	
16 - E-MAIL				
marc@tractebelenergia.com.br				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2003	31/12/2003	1	01/01/2003	31/03/2003	4	01/10/2002	31/12/2002

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES	00385-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
CELSO DE ALMEIDA MORAES	680.686.898-34

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 31/03/2003	2 - TRIMESTRE ANTERIOR 31/12/2002	3 - IGUAL TRIMESTRE EX. ANTERIOR 31/03/2002
Do Capital Integralizado			
1 - Ordinárias	464.052.075	464.052.075	464.052.075
2 - Preferenciais	188.690.118	188.690.118	188.690.118
3 - Total	652.742.193	652.742.193	652.742.193
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA
Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO
Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO
Privada Nacional
4 - CÓDIGO ATIVIDADE
1990200 - Serviços de Eletricidade
5 - ATIVIDADE PRINCIPAL
Geração e Comercialização de Energia Elétrica
6 - TIPO DE CONSOLIDADO
Total
7 - TIPO DO RELATÓRIO DOS AUDITORES
Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	RCA	13/03/2003	Dividendo	15/04/2003	ON	0,0002824306
02	RCA	13/03/2003	Dividendo	15/04/2003	PNA	0,0003573688
03	RCA	13/03/2003	Dividendo	15/04/2003	PNB	0,0002824306

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
15/05/2003	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2003	4 - 31/12/2002
1	Ativo Total	5.604.943	5.597.913
1.01	Ativo Circulante	1.405.307	1.403.694
1.01.01	Disponibilidades	21.407	173.012
1.01.01.01	Numerário Disponível	3.294	162.333
1.01.01.02	Aplicações no Mercado Aberto	18.113	10.679
1.01.02	Créditos	1.089.897	938.779
1.01.02.01	Consumidores e Concessionárias	636.553	769.902
1.01.02.02	Títulos e Valores Mobiliários	453.344	168.877
1.01.03	Estoques	16.147	8.169
1.01.04	Outros	277.856	283.734
1.01.04.01	Créditos da Cta Cons. Combustível - CCC	13.170	27.300
1.01.04.02	Alienações, Serv.em Curso e Disp.Reemb.	16.794	19.458
1.01.04.03	Tributos e Contrib. Sociais a Recuperar	56.767	63.879
1.01.04.04	Ativo Fiscal Diferido	122.256	145.590
1.01.04.05	Adiantamentos a Fornecedores	52.735	6.439
1.01.04.06	Despesas Pagas Antecipadamente	10.881	15.058
1.01.04.07	Outros	5.253	6.010
1.02	Ativo Realizável a Longo Prazo	289.395	288.989
1.02.01	Créditos Diversos	30.697	30.670
1.02.01.01	Concessionárias	30.697	30.670
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	258.698	258.319
1.02.03.01	Tributos e Contrib.Sociais a Recuperar	7.455	7.476
1.02.03.02	Depósitos Vinculados a Litígios	24.826	24.526
1.02.03.03	Ativo Fiscal Diferido	222.622	219.113
1.02.03.04	Despesas Pagas Antecipadamente	3.312	4.417
1.02.03.05	Outros	483	2.787
1.03	Ativo Permanente	3.910.241	3.905.230
1.03.01	Investimentos	527.641	482.517
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	525.774	478.859
1.03.01.03	Outros Investimentos	1.867	3.658
1.03.01.03.01	Bens Direitos p/Uso Fut.e Dest.Alienação	1.742	1.762
1.03.01.03.02	Outros	125	1.896
1.03.02	Imobilizado	3.381.659	3.421.360
1.03.03	Diferido	941	1.353

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2003	4 - 31/12/2002
2	Passivo Total	5.604.943	5.597.913
2.01	Passivo Circulante	1.160.522	1.025.987
2.01.01	Empréstimos e Financiamentos	454.480	428.012
2.01.01.01	Principal	404.780	407.248
2.01.01.02	Encargos	49.700	20.764
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	123.426	184.491
2.01.04	Impostos, Taxas e Contribuições	29.633	13.337
2.01.04.01	Tributos e Constrib. Sociais Correntes	26.843	10.585
2.01.04.02	Tributos e Constrib. Sociais Parcelados	2.790	2.752
2.01.05	Dividendos a Pagar	184.360	0
2.01.06	Provisões	147.140	161.925
2.01.06.01	Obrigações Estimadas	129.427	145.352
2.01.06.02	Contingências	17.713	16.573
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	221.483	238.222
2.01.08.01	Compensação Financ.p/Utiliz.Rec.Hídricos	7.832	10.529
2.01.08.02	Concessionárias de Energia Elétrica	1.824	1.824
2.01.08.03	Particip.Empregados Lucros ou Resultados	1.418	2.526
2.01.08.04	Benefício Pós-Emprego	38.338	44.326
2.01.08.05	Passivo Fiscal Diferido	161.944	170.518
2.01.08.06	Outros	10.127	8.499
2.02	Passivo Exigível a Longo Prazo	1.773.109	1.811.627
2.02.01	Empréstimos e Financiamentos	1.379.700	1.439.779
2.02.01.01	Principal	1.379.700	1.439.779
2.02.02	Debêntures	0	0
2.02.03	Provisões	168.278	151.606
2.02.03.01	Obrigações Estimadas	19.111	17.300
2.02.03.02	Contingências	149.167	134.306
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	225.131	220.242
2.02.05.01	Tributos e Contrib.Sociais Parcelados	8.853	9.415
2.02.05.02	Benefícios Pós-Emprego	214.278	208.827
2.02.05.03	Outros	2.000	2.000
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	2.671.312	2.760.299
2.05.01	Capital Social Realizado	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2003	4 -31/12/2002
2.05.04	Reservas de Lucro	38.478	222.838
2.05.04.01	Legal	37.635	37.635
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	843	185.203
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	95.373	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2003 a 31/03/2003	4 - 01/01/2003 a 31/03/2003	5 - 01/01/2002 a 31/03/2002	6 - 01/01/2002 a 31/03/2002
3.01	Receita Bruta de Vendas e/ou Serviços	419.696	419.696	344.076	344.076
3.01.01	Suprimento de Energia Elétrica	337.330	337.330	276.724	276.724
3.01.02	Fornecimento de Energia Elétrica	36.407	36.407	4.291	4.291
3.01.03	Subvenção Combustível - CCC	42.685	42.685	60.408	60.408
3.01.04	Serviço Prestado	2.169	2.169	1.524	1.524
3.01.05	Venda de Cinzas	1.031	1.031	968	968
3.01.06	Outras	74	74	161	161
3.02	Deduções da Receita Bruta	(19.039)	(19.039)	(13.524)	(13.524)
3.02.01	Impostos e Contribuições	(18.208)	(18.208)	(12.720)	(12.720)
3.02.02	Repasse - CCC - Venda de Cinzas	(831)	(831)	(804)	(804)
3.03	Receita Líquida de Vendas e/ou Serviços	400.657	400.657	330.552	330.552
3.04	Custo de Bens e/ou Serviços Vendidos	(257.825)	(257.825)	(192.669)	(192.669)
3.04.01	Pessoal	(12.414)	(12.414)	(10.516)	(10.516)
3.04.02	Material	(2.049)	(2.049)	(1.499)	(1.499)
3.04.03	Serviço de Terceiro	(5.809)	(5.809)	(4.882)	(4.882)
3.04.04	Combustível p/Prod.Ener.Elétrica - CCC	(42.685)	(42.685)	(60.408)	(60.408)
3.04.05	Combustível p/Prod.Ener.Elétrica	(28.582)	(28.582)	(10.769)	(10.769)
3.04.06	Compens.Financ. p/Utiliz.Rec. Hídricos	(11.790)	(11.790)	(7.008)	(7.008)
3.04.07	Depreciação / Amortização	(40.056)	(40.056)	(38.243)	(38.243)
3.04.08	Energia Elétrica Comprada p/Revenda	(119.154)	(119.154)	(51.124)	(51.124)
3.04.09	Uso de Bem Público - UBP	(4.392)	(4.392)	(3.521)	(3.521)
3.04.10	Constituição de Provisões Operacionais	(2.361)	(2.361)	(2.578)	(2.578)
3.04.11	Reversão de Provisões Operacionais	16.687	16.687	34	34
3.04.12	Outras	(5.220)	(5.220)	(2.155)	(2.155)
3.05	Resultado Bruto	142.832	142.832	137.883	137.883
3.06	Despesas/Receitas Operacionais	(7.488)	(7.488)	(54.211)	(54.211)
3.06.01	Com Vendas	(10.581)	(10.581)	(3.372)	(3.372)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2003 a 31/03/2003	4 - 01/01/2003 a 31/03/2003	5 - 01/01/2002 a 31/03/2002	6 - 01/01/2002 a 31/03/2002
3.06.02	Gerais e Administrativas	(21.739)	(21.739)	(20.130)	(20.130)
3.06.02.01	Pessoal	(5.553)	(5.553)	(4.513)	(4.513)
3.06.02.02	Serviço de Terceiro	(2.943)	(2.943)	(3.822)	(3.822)
3.06.02.03	Depreciação / Amortização	(362)	(362)	(351)	(351)
3.06.02.04	Constituição de Provisões Operacionais	(6.885)	(6.885)	(9.800)	(9.800)
3.06.02.05	Reversão de Provisões Operacionais	6.175	6.175	7.242	7.242
3.06.02.06	Taxa de Fiscalização	(1.243)	(1.243)	(1.289)	(1.289)
3.06.02.07	Previdência Privada - SB-40	(4.979)	(4.979)	(5.796)	(5.796)
3.06.02.08	Amortização de Ágio na Partic.Empresas	(1.686)	(1.686)	(572)	(572)
3.06.02.09	Outras	(4.263)	(4.263)	(1.229)	(1.229)
3.06.03	Financeiras	(304)	(304)	(30.878)	(30.878)
3.06.03.01	Receitas Financeiras	25.360	25.360	1.058	1.058
3.06.03.01.01	Rendas de Aplicações Financeiras	22.563	22.563	619	619
3.06.03.01.02	Variação Monetária	381	381	327	327
3.06.03.01.03	Outras	2.416	2.416	112	112
3.06.03.02	Despesas Financeiras	(25.664)	(25.664)	(31.936)	(31.936)
3.06.03.02.01	Encargos de Dívidas	(48.681)	(48.681)	(23.046)	(23.046)
3.06.03.02.02	Encargos s/Tributos e Contrib.Sociais	(416)	(416)	(5.079)	(5.079)
3.06.03.02.03	Encargos s/Provisões Operacionais	(3.037)	(3.037)	(2.611)	(2.611)
3.06.03.02.04	Encargos s/Obrig.Contratadas-Fund.PREVIG	(1.802)	(1.802)	(1.703)	(1.703)
3.06.03.02.05	Variação Monetária s/Empr.Financiamento	46.961	46.961	3.843	3.843
3.06.03.02.06	Var. Monet.s/Provisões Operacionais	(7.020)	(7.020)	(695)	(695)
3.06.03.02.07	Var. Monet.s/Obrig.Contr.Fundação PREVIG	(6.715)	(6.715)	(2.036)	(2.036)
3.06.03.02.08	Variação Monetária - Outras	(47)	(47)	599	599
3.06.03.02.09	Outras	(4.907)	(4.907)	(1.208)	(1.208)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2003 a 31/03/2003	4 - 01/01/2003 a 31/03/2003	5 - 01/01/2002 a 31/03/2002	6 - 01/01/2002 a 31/03/2002
3.06.06	Resultado da Equivalência Patrimonial	25.136	25.136	169	169
3.07	Resultado Operacional	135.344	135.344	83.672	83.672
3.08	Resultado Não Operacional	(3.083)	(3.083)	(13)	(13)
3.08.01	Receitas	22	22	41	41
3.08.02	Despesas	(3.105)	(3.105)	(54)	(54)
3.09	Resultado Antes Tributação/Participações	132.261	132.261	83.659	83.659
3.10	Provisão para IR e Contribuição Social	(25.637)	(25.637)	(27.708)	(27.708)
3.10.01	Contribuição Social	(6.707)	(6.707)	(5.718)	(5.718)
3.10.02	Imposto de Renda	(18.930)	(18.930)	(21.990)	(21.990)
3.11	IR Diferido	(11.251)	(11.251)	(299)	(299)
3.11.01	Contribuição Social	(2.944)	(2.944)	(1.967)	(1.967)
3.11.02	Imposto de Renda	(8.307)	(8.307)	1.668	1.668
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	95.373	95.373	55.652	55.652
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742.193	652.742.193	652.742.193	652.742.193
	LUCRO POR AÇÃO	0,00015	0,00015	0,00009	0,00009
	PREJUÍZO POR AÇÃO				

04.01 - NOTAS EXPLICATIVAS

NOTA 1 - CONTEXTO OPERACIONAL

A Companhia é concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis – SC, e tem como atividade a geração e comercialização de energia elétrica, cuja regulamentação está subordinada à Agência Nacional de Energia Elétrica – ANEEL, vinculada ao Ministério de Minas e Energia.

Sua capacidade instalada, incluindo a propriedade indireta das UHEs Itá e Cana Brava, é de 5.831 MW, dos quais 79,68% em usinas hidrelétricas e 20,32% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UHE Machadinho (SC/RS), UHE Cana Brava (GO), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS) e Complexo Termelétrico Jorge Lacerda (SC).

A capacidade de fornecimento de energia elétrica da Companhia, incluindo os contratos para compra de longo prazo firmados com a controlada Itá Energética S.A. - ITASA e com a Companhia de Interconexão Energética – CIEN, é de 6.173 MW.

O controle acionário da Companhia pertence à Tractebel EGI South America Ltda. nova razão social da Tractebel Sul Ltda., empresa constituída no Brasil sob o controle da Tractebel Sociètè Anonyme, com sede em Bruxelas, Bélgica, integrante do Grupo Suez, sediado na França.

A Companhia é controladora da Companhia Energética Meridional – CEM, detendo 99,99% das ações representativas de seu capital social, a qual é detentora da concessão da usina hidrelétrica Cana Brava, localizada no Rio Tocantins, Estado de Goiás. A Companhia detém, também, o controle compartilhado, com a Companhia Siderúrgica Nacional – CSN, da empresa Itá Energética S.A. – ITASA, da qual possui 48,75% do capital votante. A ITASA é uma *SPC – Special Purpose Company* constituída para construir e explorar, em parceria, através de consórcio, a usina hidrelétrica Itá, localizada no Rio Uruguai, na divisa dos Estados de Santa Catarina e Rio Grande do Sul. Detém, ainda, 99,99% das quotas de capital da Lages Bioenergética Ltda., que está implantando a central geradora termelétrica Lages, no Município de Lages (SC). As principais características das controladas e de seus empreendimentos estão descritas na Nota 8-b.

A usina hidrelétrica Machadinho está compartilhada com outros concessionários que compõem o Consórcio Machadinho, do qual a Companhia é a líder e detém participação de 16,94%.

NOTA 2 - APRESENTAÇÃO DAS INFORMAÇÕES TRIMESTRAIS

Todos os valores apresentados (textos e tabelas) no Balanço Patrimonial, na Demonstração do Resultado, nas Notas Explicativas e nos demais quadros estão expressos em milhares de Reais, exceto os gráficos constantes das notas 10-c, 10-d e 10-e do quadro 04.01 e das notas 5-c, 5-d e 5-e do quadro 16.01, que estão expressos em milhões de Reais.

04.01 - NOTAS EXPLICATIVAS

Informações da Controladora

O Balanço Patrimonial e a Demonstração do Resultado foram elaborados de acordo com a legislação societária brasileira, com as normas da Agência Nacional de Energia Elétrica – ANEEL e com os atos normativos da Comissão de Valores Mobiliários – CVM.

Informações consolidadas

As informações consolidadas estão apresentadas nos quadros 06.01, 06.02, 07.01 e 08.01. O Balanço Patrimonial e a Demonstração de Resultado consolidados em 31 de março de 2003 foram elaborados de acordo com os princípios e práticas de consolidação previstos na legislação societária brasileira e na Instrução nº 247/96, com as alterações introduzidas pela Instrução nº 285/98, da Comissão de Valores Mobiliários – CVM.

Detalhamento em Notas Explicativas

As Notas Explicativas pertinentes ao Balanço Patrimonial Consolidado e à Demonstração do Resultado Consolidado, quando aplicáveis, estão apresentadas no quadro 16.01.

NOTA 3 – SUMÁRIO DAS PRINCIPAIS PRÁTICAS CONTÁBEIS

Critérios gerais de avaliação

a) Resultado do período

   As receitas e despesas estão registradas com observância do regime de competência dos exercícios.

b) Ativos circulante e realizável a longo prazo

   Os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até 31.03.2003, cujos valores contábeis não excedem os preços médios de mercado;

   os materiais em estoque estão registrados ao custo médio ponderado de aquisição, que não excede o valor de mercado;

   os ativos indexados estão atualizados até 31.03.2003.

c) Permanente

   Os investimentos em sociedades controladas e controlada em conjunto são avaliados pelo método da equivalência patrimonial e os demais investimentos estão ao custo de aquisição, que não excede o valor de mercado;

   o imobilizado está registrado ao custo de aquisição ou construção. A depreciação está calculada pelo método linear, com base nas taxas anuais constantes da tabela anexa à Resolução ANEEL nº 002, de 24.12.1997, e nº 044, de 17.03.1999, tomando-se por base os saldos contábeis registrados nas Unidades de Cadastro – UC que compõem os empreendimentos, conforme

04.01 - NOTAS EXPLICATIVAS

determina a Portaria DNAEE nº 815, de 30.11.1994. As taxas médias anuais de depreciação apuradas pela Companhia e suas controladas, em consonância com os citados atos normativos, estão demonstradas na Nota 9-a;

em função do disposto nas Instruções Contábeis do Manual de Contabilidade do Serviço Público de Energia Elétrica, os juros e demais encargos financeiros e efeitos inflacionários decorrentes dos financiamentos obtidos de terceiros, efetivamente aplicados nas imobilizações em curso, estão computados como custo do respectivo imobilizado.

d) Passivos circulante e exigível a longo prazo

Os benefícios futuros a empregados (benefícios pós-emprego) estão registrados com base em avaliação atuarial, em consonância com a Deliberação CVM nº 371, de 13.12.2000, e são atualizados mensalmente pelos índices contratuais, no que se refere às obrigações já contratadas, e complementados pelos valores projetados atuarialmente (ver Nota 15);

os empréstimos e financiamentos e os encargos decorrentes, apropriados até 31.03.2003, estão atualizados pelas taxas de câmbio ou índices contratuais (Ver Nota 10) e as demais obrigações estão registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

Balanço Patrimonial Consolidado

Foram eliminados os investimentos da investidora no capital das investidas, os saldos ativos e passivos e as receitas e despesas decorrentes de operações entre as companhias consolidadas.

Os componentes do ativo e passivo e as receitas e despesas da ITASA estão consolidados na proporção da participação da Companhia em seu capital social, por se tratar de controle compartilhado (ver Nota 8-b.1).

Em face da alta proporção de participação da controladora nas demais sociedades controladas (Ver Nota 8-b), não houve efeito da participação dos acionistas não controladores nas demonstrações financeiras consolidadas.

NOTA 4 – CONSUMIDORES E CONCESSIONÁRIAS

	31.03.2003				31.12.2002
	Vincendos	Vencidos		Total	Total
		até 90 dias	mais de 90 dias		
Circulante					
Consumidores livres	12.878	1.163	-	14.041	6.935
Concessionárias	136.215	-	18.838	155.053	159.102
Comercializadoras	5.266	-	-	5.266	4.099
Transações no âmbito do MAE	447.410	14.783	-	462.193	599.766
	601.769	**15.946**	**18.838**	**636.553**	**769.902**
Longo prazo					
Transações no âmbito do MAE	30.697	-	-	30.697	30.670
	632.466	**15.946**	**18.838**	**667.250**	**800.572**

A energia elétrica fornecida a clientes enquadrados na categoria "Consumidores Livre", tem suas respectivas faturas com vencimento no dia 15 do mês subseqüente ao do fornecimento.

As faturas de suprimento a concessionárias são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25 do mês seguinte ao do suprimento e no dia 5 do segundo mês subseqüente.

O valor vencido há mais de 90 dias refere-se ao faturamento de curto prazo devido por Furnas Centrais Elétricas S.A.. Tal valor é decorrente do suprimento feito pela Companhia àquela empresa, em virtude do atraso da entrada em operação da Usina Termonuclear Angra II, cuja energia encontra-se inserida em seus Contratos Iniciais. O faturamento se refere ao período de julho de 1999 a agosto de 2000, quando o mercado de curto prazo era administrado pela ASMAE – Administradora do Mercado Atacadista de Energia Elétrica. O referido valor é reconhecido por Furnas e sua liquidação está sendo negociada entre as partes, pois que não há consenso a respeito dos juros e atualização monetária que a Companhia entende ser aplicáveis. O débito atualizado pela variação do IGP-M, acrescido de juros de 1% a.m., totaliza R$ 39.472 em 31.03.2003. Na liquidação do referido valor, será compensado o débito de mesma natureza que a Companhia tem com Furnas, no valor de R$ 2.537, o qual, atualizado nas mesmas condições, é de R$ 4.424.

As unidades 4 e 5 da UTE William Arjona estão disponibilizadas para a Comercializadora Brasileira de Energia Emergencial – CBEE, com potência de 70 MW, conforme contrato de suprimento de energia elétrica firmado em janeiro de 2002, com vigência até dezembro de 2004. As faturas correspondentes vencem no primeiro dia útil após o dia 15 do mês seguinte ao que se referem.

As informações referentes às transações de compra e venda de energia elétrica no âmbito do MAE encontram-se descritas na Nota 18.

NOTA 5 – TÍTULOS E VALORES MOBILIÁRIOS

	31.03.2003	31.12.2002
Certificado de Depósito Bancário – CDB	439.665	162.483
Letras Financeiras do Tesouro – LFT	13.679	6.394
	453.344	168.877

Os títulos e valores mobiliários existentes em 31.03.2003 são remunerados em 102,29% da taxa CDI, em média, podendo ser negociados, independentemente de seus vencimentos, sem prejuízo dos rendimentos.

NOTA 6 – ATIVO FISCAL DIFERIDO

Natureza dos créditos	31.03.2003				31.12.2002
	Base de cálculo	Imposto de renda	Contribuição social	Total	Total
Provisão para perdas Jacuí	977.853	-	88.007	88.007	88.007
Remuneração das Imobilizações em Curso - RIC	276.247	33.453	-	33.453	33.453
Participação de empregados nos lucros	1.418	355	128	483	859
Provisão energia elétrica MAE	9.101	2.275	819	3.094	10.340
Provisão para contingências	162.780	40.694	14.650	55.344	49.987
Benefícios pós-emprego	147.748	36.937	13.297	50.234	51.934
Provisão para grandes manutenções	28.435	7.109	2.559	9.668	11.284
Provisão bônus gerencial	3.200	800	288	1.088	1.088
Provisão aquisição energia elétrica	109.656	27.414	9.869	37.283	40.538
Provisão para deságio na alienação de créditos fiscais	1.258	314	113	427	427
Prejuízo fiscal	132.054	33.013	-	33.013	41.128
Base negativa da contribuição social	364.262	-	32.784	32.784	35.658
	-	182.364	162.514	344.878	364.703
Classificação do ativo fiscal diferido:					
Circulante		79.440	42.816	122.256	145.590
Realizável a longo prazo		102.924	119.698	222.622	219.113
		182.364	162.514	344.878	364.703

As provisões referentes às transações de compra e venda de energia elétrica no âmbito do MAE estão sendo tratadas como diferenças temporárias. As informações referentes às transações ocorridas no âmbito daquele mercado estão divulgadas na Nota 18.

04.01 - NOTAS EXPLICATIVAS

Nos termos da legislação fiscal, a realização dos ativos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere ao ativo fiscal diferido decorrente de prejuízos fiscais e base negativa da contribuição social, a realização dar-se-á pela compensação de suas bases, limitada a 30% dos lucros tributáveis nos exercícios subseqüentes.

Estudo técnico de viabilidade, examinado pelo Conselho Fiscal e aprovado pelos órgãos de administração da Companhia, indica que os ativos fiscais diferidos existentes serão totalmente recuperados por lucros tributáveis futuros. Referido estudo técnico está em consonância com a Instrução CVM nº 371, de 27.06.2002.

O horizonte de realização desses ativos e a sua recuperação através de geração de lucros tributáveis futuros foram estimados pela Administração da Companhia, conforme abaixo apresentados:

Natureza dos ativos	2003	2004	2005	2006	2007	Próximos 2 anos	Próximos 3 anos	Após 2012	Total
Provisão para perdas Jacuí	-	-	2.970	3.960	3.960	7.920	11.880	57.317	88.007
Demais diferenças temporárias	61.937	23.024	11.719	32.090	5.781	23.267	33.256	-	191.074
Prejuízo Fiscal	33.013	-	-	-	-	-	-	-	33.013
Base negativa da contribuição social	27.306	5.478	-	-	-	-	-	-	32.784
Ativo fiscal diferido, registrado	**122.256**	**28.502**	**14.689**	**36.050**	**9.741**	**31.187**	**45.136**	**57.317**	**344.878**
Ativo fiscal diferido, não registrado	-	-	-	-	-	-	-	35.609	35.609
Total	**122.256**	**28.502**	**14.689**	**36.050**	**9.741**	**31.187**	**45.136**	**92.926**	**380.487**

A provisão para perdas econômicas da UTE Jacuí realizar-se-á na proporção da depreciação do empreendimento, após sua entrada em operação. O valor do ativo fiscal diferido refere-se a Contribuição Social sobre o Lucro Líquido e foi constituído em 1997. A Administração da Companhia está aguardando definições sobre pendências envolvendo o projeto, para reconhecer o Imposto de Renda diferido sobre a referida provisão, no valor de R$ 244.463, ocasião em que o total do ativo fiscal diferido será complementado, observando-se o limite de dez anos para a sua recuperação.

04.01 - NOTAS EXPLICATIVAS

NOTA 7 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	31.03.2003		31.03.2002	
	Contribuição social	**Imposto de renda**	**Contribuição social**	**Imposto de renda**
Resultado antes dos tributos	132.261	132.261	83.659	83.659
Contribuição Social – 9%	(11.903)	-	(7.529)	-
Imposto de Renda – 25%		(33.065)		(20.915)
Contribuição social e imposto de renda sobre:				
Despesas indedutíveis				
Gratificação e 13° salário dos dirigentes	-	(13)	-	(95)
Amortização de ágio	-	(422)	-	(143)
Equivalência patrimonial	2.262	6.284	15	42
Outras despesas indedutíveis	(10)	(27)	(15)	(39)
Resultados não tributáveis				
Remuneração das Imobilizações em Curso-RIC	-	-	-	822
Adicional de 10% do IRPJ sobre o lucro até R$ 20.000,00 mensais	-	6	-	6
Ajuste de alíquota da CSLL diferida	-	-	(156)	-
	(9.651)	(27.237)	(7.685)	(20.322)
Composição dos tributos no resultado:				
Corrente	(6.707)	(18.930)	(5.718)	(21.990)
Diferido	(2.944)	(8.307)	(1.967)	1.668
	(9.651)	(27.237)	(7.685)	(20.322)

NOTA 8 – INVESTIMENTOS

a) Composição

	31.03.2003	31.12.2002
Participações societárias permanentes avaliadas pela equivalência patrimonial		
Itá Energética S.A. – ITASA		
Equivalência patrimonial	241.396	241.594
Ágio	16.592	17.164
	257.988	**258.758**
Companhia Energética Meridional – CEM		
Equivalência patrimonial	210.473	172.928
Ágio	43.463	42.806
Adiantamento para aumento de capital	-	102
	253.936	**215.836**
Delta Participações S.A.		
Equivalência patrimonial	1	1
	1	**1**
Tractebel Energia Comercializadora Ltda.		
Equivalência patrimonial	**10**	**10**
Lages Bioenergética Ltda..		
Equivalência patrimonial	**13.839**	**4.254**
	525.774	**478.859**
Participações societárias permanentes avaliadas pelo custo de aquisição		
Mercado Atacadista de Energia Elétrica – MAE		
Quota de participação	3	3
	525.777	**478.862**
Bens e direitos de uso futuro e destinados à alienação	**1.742**	**1.762**
Outros investimentos		
Bônus de Subscrição em ações da Companhia Energética Meridional – CEM	-	1.771
Outros	122	122
	122	**1.893**
	527.641	**482.517**

b) Participações societárias permanentes

b.1 - Itá Energética S.A. – ITASA (controlada em conjunto)

As ações representativas do capital social da ITASA são detidas pela Tractebel Energia, Companhia Siderúrgica Nacional – CSN e Companhia de Cimento Itambé, na proporção de 48,75%, 48,75% e 2,50%, respectivamente.

04.01 - NOTAS EXPLICATIVAS

A ITASA tem como objetivo a exploração da Usina Hidrelétrica Itá em parceria, através de consórcio, mediante concessão outorgada pela União Federal por intermédio da Agência Nacional de Energia Elétrica – ANEEL. O empreendimento está situado no Rio Uruguai, na divisa dos Estados de Santa Catarina e do Rio Grande do Sul, entre os Municípios de Itá (SC) e Aratiba (RS) e possui capacidade instalada de 1.450 MW, proveniente de 5 grupos geradores de 290 MW, tendo a última unidade entrado em operação em março de 2001.

Nos termos do Contrato de Consórcio, a ITASA tem direito a 60,5% de 668 MW médios, que correspondem à Energia Assegurada da UHE Itá.

A Companhia e demais acionistas da ITASA são intervenientes nos contratos firmados entre a investida e o BNDES e outros agentes financeiros, vinculados à construção da UHE Itá. As intervenientes deram, em caução, a totalidade das ações de emissão da ITASA, de suas propriedades, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 31.03.2003 totaliza R$ 728.725 (R$ 716.889 em 31.12.2002).

As informações pertinentes à participação na controlada em conjunto estão demonstradas a seguir:

	31.03.2003	31.12.2002
Quantidade de ações do capital social	520.219.172	520.219.172
Quantidade de ações de propriedade da Tractebel Energia	253.606.840	253.606.840
Participação %	48,750	48,750
Capital social	426.300	426.300
Patrimônio líquido	408.994	495.578
Resultado do período	(86.584)	(25.404)
Investimento:		
Equivalência patrimonial	199.384	241.594
Ágio	16.592	17.164
Resultado de equivalência patrimonial	(197)	(12.384)

O ágio na aquisição do investimento tem fundamento econômico na expectativa de resultados futuros e está sendo amortizado pelo prazo de 10 anos.

A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com as premissas indicadas ao contexto da investida, projetado para o período de concessão, admitindo-se uma renovação da concessão ao seu término, conforme faculta o respectivo Contrato de Concessão.

A avaliação considerou a relação de *debt/equity* de 50/50 para a implementação do projeto Itá, utilizando-se taxas de desconto de 11,0% para capital de terceiros e de 11,5% para capital próprio.

04.01 - NOTAS EXPLICATIVAS

Os principais grupos do ativo, passivo e resultado da controlada estão demonstrados a seguir, os quais foram consolidados na proporção do investimento da Companhia no capital social da controlada:

ATIVO	31.03.2003
Circulante	161.116
Realizável a longo prazo	4.178
Permanente	1.178.894
	1.344.188
PASSIVO	
Circulante	218.685
Exigível a longo prazo	630.329
Patrimônio líquido	495.174
	1.344.188
RESULTADO	
Receitas operacionais brutas	80.176
Deduções da receita operacional	(3.016)
Receitas líquidas de vendas	**77.160**
CUSTOS DE ENERGIA ELÉTRICA	
Energia elétrica – exposição no MAE	(16.625)
Custo de produção de energia elétrica	(12.905)
	(29.530)
RESULTADO BRUTO	**47.630**
DESPESAS OPERACIONAIS	
Despesas com vendas	(4.110)
Despesas gerais e administrativas	(4.827)
	(8.937)
Resultado do serviço	**38.693**
Receitas (despesas) financeiras	**(39.097)**
PREJUÍZO DO PERÍODO	**(404)**

b.2 - Companhia Energética Meridional – CEM (Controlada)

A CEM detém a concessão da Usina Hidrelétrica Cana Brava, localizada no Rio Tocantins, norte do Estado de Goiás, com capacidade instalada de 450 MW e 273,4 MW médios de energia assegurada. A concessão para construção e exploração do empreendimento tem prazo de vigência de 35 anos, a partir de 27.08.1998.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	31.03.2003			31.12.2002
	Ações			
	Ordinárias	Preferenciais	Total	Total
Quantidade de ações do capital social	79.063.566	146.107.126	225.170.692	212.010.000
Quantidade de ações de propriedade da Tractebel Energia	79.063.562	146.107.126	225.170.688	212.009.996
Participação %	99,99	100,00	99,99	99,99
Capital social	78.748	145.474	224.222	212.010
Patrimônio líquido	-	-	210.473	172.928
Resultado do período	-	-	25.333	(39.082)
Investimento:				
Equivalência patrimonial	-	-	210.473	172.928
Ágio	-	-	43.463	42.806
Resultado de equivalência patrimonial	-	-	25.333	(39.082)

O ágio na aquisição do controle acionário tem fundamento econômico na expectativa de resultado futuro e está sendo amortizado pelo prazo de 10 anos, a partir de janeiro de 2003.

A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina.

A avaliação levou em consideração a relação *debt/equity* de 70/30 para a construção da usina, utilizando-se taxa de desconto de 14% a.a..

04.01 - NOTAS EXPLICATIVAS

Os principais grupos do ativo, passivo e resultado da controlada estão demonstrados a seguir e encontram-se consolidados nas demonstrações financeiras apresentadas nos quadros 6.01, 6.02 e 7.01:

	31.03.2003
ATIVO	
Circulante	90.642
Realizável a longo prazo	15.820
Permanente	926.859
	1.033.321
PASSIVO	
Circulante	83.574
Exigível a longo prazo	739.274
Patrimônio líquido	210.473
	1.033.321
RESULTADO	
Receitas operacionais brutas	48.759
Deduções da receita operacional	(2.015)
Receitas líquidas de vendas	**46.744**
CUSTOS DE ENERGIA ELÉTRICA	
Custo de produção de energia elétrica	(8.635)
LUCRO BRUTO	**38.109**
DESPESAS OPERACIONAIS	
Despesas com vendas	(2.462)
Despesas gerais e administrativas	(574)
	(3.036)
Resultado do serviço	**35.073**
Receitas (despesas financeiras)	**3.301**
LUCRO OPERACIONAL	**38.374**
Imposto de renda e contribuição social	(13.041)
LUCRO DO PERÍODO	**25.333**

b.3 – Delta Participações S.A.

A Companhia detém 999 das 1.000 ações que compõem o Capital Social da Delta, constituída em 31.10.2001, a qual não exerceu atividades até o presente momento.

b.4 – Tractebel Energia Comercializadora Ltda.

Sociedade constituída em 16.10.2000, sob a denominação de Beta Participações Ltda., tendo sua denominação alterada em 10.06.2002. Seu capital social em 31.03.2003 é de R$ 26, representado por 26.000 quotas de capital, das quais a Companhia possui 25.999.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	31.03.2003	31.12.2002
Quotas que compõem o capital social	26.000	26.000
Quotas de propriedade da Tractebel Energia	25.999	25.999
Participação %	99,99	99,99
Capital social	26	26
Patrimônio líquido	10	10
Resultado do período	-	(16)
Investimento:		
Equivalência patrimonial	10	10
Resultado de equivalência patrimonial	-	(16)

b.5 – Lages Bioenergética Ltda.

Sociedade constituída em 26.06.2002, tendo recebido autorização da Agência Nacional de Energia Elétrica – ANEEL, em 30.10.2002, para estabelecer-se como Produtor Independente, mediante a implantação da central geradora termelétrica Lages, localizada no Município de Lages – SC, com um turbogerador a vapor de 28 MW, utilizando resíduos de madeira como combustível. A central geradora terá um sistema de transmissão de interesse restrito, composto de uma subestação com transformador de 31.250 kVA – 13,8/138 kV e de uma linha de transmissão de 138 kV, em circuito simples, de aproximadamente 5 km de extensão. A autorização para implantação e exploração do empreendimento tem prazo de 30 anos, a contar de 30.10.2002. As obras iniciaram em janeiro de 2003.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	31.03.2003	31.12.2002
Quotas que compõem o capital social	13.839.669	4.254.196
Quotas de propriedade da Tractebel Energia	13.839.668	4.254.195
Participação %	99,99	99,99
Capital social	13.839	4.254
Patrimônio líquido	13.839	4.254
Investimento:		
Equivalência patrimonial	13.839	4.254

NOTA 9 – ATIVO IMOBILIZADO

a) Composição

	31.03.2003		31.12.2002
	Taxas médias de depreciação	Custo corrigido	Custo corrigido
Imobilizações em Serviço			
Geração Hidráulica			
UHE Salto Santiago	2,5	638.030	638.274
UHE Salto Osório	2,8	288.555	288.623
UHE Passo Fundo	2,5	122.760	122.812
UHE Itá (participação em consórcio)	2,3	1.233.270	1.233.259
UHE Machadinho (participação em consórcio)	2,4	164.706	163.594
		2.447.321	2.446.562
(-) Depreciação Acumulada		(799.255)	(785.146)
		1.648.066	**1.661.416**
Geração Térmica			
Complexo Jorge Lacerda	4,3	2.434.800	2.433.552
UTE Charqueadas	4,5	54.154	54.011
UTE Alegrete	4,6	7.851	7.735
UTE William Arjona	4,8	167.729	167.594
		2.664.534	2.662.892
(-) Depreciação Acumulada		(1.008.085)	(983.429)
		1.656.449	**1.679.463**
Sistema de Comunicação	6,1	1.624	1.624
(-) Depreciação Acumulada		(831)	(807)
		793	**817**
Equipamentos Gerais e Outros	10,0	24.183	21.959
(-) Depreciação Acumulada		(11.943)	(11.010)
		12.240	**10.949**
		3.317.548	**3.352.645**

04.01 - NOTAS EXPLICATIVAS

Composição do Ativo Imobilizado (continuação)

	31.03.2003	31.12.2002
	Custo corrigido	**Custo corrigido**
Total das Imobilizações em Serviço	**3.317.548**	**3.352.645**
Imobilizações em Curso		
Geração Hidráulica		
UHE Machadinho (custos retardatários)	10.878	11.709
UHE Salto Santiago (obra de adição)	626	3.321
UHE Itá (custos retardatários)	3.077	2.830
Outros	1.111	1.143
	15.692	**19.003**
Geração Térmica		
UTE Jacuí	81.637	80.823
UTE Jorge Lacerda (obra de adição)	11.982	12.159
UTE William Arjona (custos retardatários)	5.508	5.541
UTE Charqueadas (obra de adição)	1.065	1.025
Outros	4.116	5.729
	104.308	**105.277**
Outros	675	999
	120.675	125.279
Imobilizações líquidas	**3.438.223**	**3.477.924**
Obrigações Especiais	(56.564)	(56.564)
	3.381.659	3.421.360

b) Obrigações especiais

Referem-se a obrigações vinculadas ao serviço público de energia elétrica e representam os valores aplicados nos empreendimentos sob concessão, com recursos da União e de doações não condicionadas a qualquer retorno a favor do doador. A quitação dessas obrigações dar-se-á no vencimento das respectivas concessões, estabelecido pelo Poder Concedente. A composição destas obrigações, em 31.03.2003 e em 31.12.2002, é a seguinte:

Doações e subvenções destinadas a investimentos	47.937
Reversão e amortização	2.230
Participação da União	3.758
Outras	2.639
	56.564

c) Concessões e autorizações do Órgão Regulador

A Companhia possui as seguintes concessões e autorizações para exploração de energia elétrica:

	Detentora da Concessão ou Autorização	Capacidade Instalada MW	Data do ato	Vencimento
I – Concessões				
UHE Salto Santiago	Controladora	1.420	28.09.1998	28.09.2028
UHE Salto Osório	Controladora	1.078	28.09.1998	28.09.2028
UHE Passo Fundo	Controladora	226	28.09.1998	28.09.2028
UHE Itá	Controladora/ ITASA	1.450	28.12.1995	16.10.2030
UHE Machadinho	Controladora	1.140	15.07.1997	15.07.2032
UHE Cana Brava	CEM	450	27.08.1998	27.08.2033
II–Autorizações				
Complexo Jorge Lacerda	Controladora	857	25.09.1998	28.09.2028
UTE Charqueadas	Controladora	72	25.09.1998	28.09.2028
UTE Alegrete	Controladora	66	25.09.1998	28.09.2028
UTE William Arjona	Controladora	190	02.06.2000	28.04.2029
UTE Jacuí	Controladora	350	07.02.2002	07.02.2032
UTE Lages	Lages Bioenergética	28	30.10.2002	30.10.2032

A concessão pertinente à UHE Itá está compartilhada com a controlada em conjunto Itá Energética S.A. – ITASA (Ver Nota 8-b.1).

A concessão da UHE Machadinho está compartilhada com outros concessionários que compõem o Consórcio Machadinho, do qual a Companhia é a líder e detém participação de 16,94%.

d) Usina Termelétrica Jacuí

Em 12.03.1999 a Companhia, cumprindo exigências do Edital de Privatização, comunicou à Agência Nacional de Energia Elétrica – ANEEL a sua intenção de concluir a obra da UTE Jacuí. Posteriormente, a ANEEL autorizou a implantação do projeto e definiu os aspectos de comercialização de energia gerada pela Usina. O órgão de controle ambiental do Estado do Rio Grande do Sul, FEPAM, emitiu a Licença de Instalação. Atualmente, aguarda-se, com a regulamentação da Lei nº 10.438/2002, a definição específica para a UTE Jacuí da sistemática de reembolso do carvão a ser utilizado na usina, no período posterior aos primeiros 5 anos de operação, além das definições do setor elétrico referente a condições de venda de energia a longo prazo para novos empreendimentos. Estas ações, paralelamente às definições que se encontram em curso, tais como a negociação de contratação de EPC (*Engineering Procurement and Construction*), o suprimento de carvão, cujos termos contratuais já foram acordados pelas partes e pela interveniente Eletrobrás, bem como a montagem de estruturas de financiamento que conta com a participação do BNDES, mostram o empenho da Companhia na viabilização do empreendimento.

e) Capacidade de recuperação através de operações futuras

A Companhia, com base em projeções de fluxo futuro de caixa descontado a valor presente, elaboradas internamente, avaliou que alguns ativos integrantes de seu parque gerador não serão recuperados pelas suas operações futuras, se considerados isoladamente. No entanto, a Administração da Companhia entende que esses ativos, no conjunto de seus ativos operacionais, produzirão fluxo de caixa positivo.

f) Indisponibilidade dos bens

De acordo com os artigos 63 e 64 do Decreto nº 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização de energia elétrica, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador. A Resolução ANEEL nº 20/99 regulamenta a desvinculação de bens das concessões do Serviço Público de Energia Elétrica, concedendo autorização prévia para desvinculação de bens inservíveis à concessão, quando destinados à alienação, determinando que o produto das alienações seja depositado em conta bancária vinculada para aplicação na concessão.

g) Bens da União utilizados pela Companhia

A Companhia exerce a posse e opera a Usina Termelétrica Alegrete, composta de duas unidades geradoras com capacidade total de 66 MW e uma vila residencial com 15 casas, localizada no Município de Alegrete – RS, de titularidade da União e cedida em regime especial de utilização.

NOTA 10 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	31.03.2003			31.12.2002		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	85.709	737.372	823.081	78.850	774.396	853.246
Instituições financeiras	17.739	223.133	240.872	14.293	233.615	247.908
	103.448	**960.505**	**1.063.953**	**93.143**	**1.008.011**	**1.101.154**
Moeda Nacional						
ELETROBRÁS	55.785	359.848	415.633	54.413	374.319	428.732
Instituições financeiras	295.247	59.347	354.594	279.636	57.449	337.085
Fornecedores	-	-	-	820	-	820
	351.032	**419.195**	**770.227**	**334.869**	**431.768**	**766.637**
	454.480	**1.379.700**	**1.834.180**	**428.012**	**1.439.779**	**1.867.791**

b) Mutações no trimestre

	Circulante	Longo Prazo
Saldo em 31.12.2002	**428.012**	**1.439.779**
Liquidações	(35.331)	-
Transferências	18.801	(18.801)
Encargos gerados no trimestre	47.424	1.257
Variações monetárias geradas no trimestre	(4.426)	(42.535)
Saldo em 31.03.2003	**454.480**	**1.379.700**

04.01 - NOTAS EXPLICATIVAS

c) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Dívida Externa em Mar/03
R$ Milhões
280
26%
Euro
675
64%
Dólar
Norte
Americ.
109
10%
Libra
Esterlina


Dívida Externa em Dez/02
R$ Milhões
277
25%
Euro
707
64%
Dólar
Norte
Americ.
117
11%
Libra
Esterlina

d) O total devido em moeda nacional desdobra-se da seguinte forma:


Dívida Nacional em Mar/03
R$ Milhões
416
54%
IVRRGR
354
46%
Não
indexado


Dívida Nacional em Dez/02
R$ Milhões
430
56%
IVRRGR
337
44%
Não
indexado

IVRRGR - Índice de Variação Recursos da RGR

e) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Dívida
R$ Milhões
1.400
1.200
1.000
800
600
400
200
0
171
200
206
213
217
222
299
300
83
84
404
421
1.380
1.440
2004
2005
2006
2007
2008
De 2009 até 2024
Total
Mar/03
Dez/02

f) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas: 6,00% a 12,00% a.a. (2002, 6,00% a 12,00% a.a.)
Taxas flutuantes: 27,32%a.a. (2002, 26,00%a.a.)

Mercado externo

Taxas fixas: 3,00% a 8,49% a.a. (2002, 3,00% a 8,49% a.a.)
Taxas flutuantes: 1,77% a 9,99% a.a. (2002, 2,22% a 9,99% a.a)

NOTA 11 - FORNECEDORES

	31.03.2003	31.12.2002
Energia elétrica	54.633	53.710
Energia elétrica no âmbito do MAE	13.594	61.649
Combustíveis fósseis	29.353	32.745
Materiais e serviços	25.846	36.387
	123.426	**184.491**

NOTA 12 - TRIBUTOS E CONTRIBUIÇÕES SOCIAIS PARCELADOS

Composição do saldo

	31.03.2003			31.12.2002		
	Parcelas vincendas	Circulante	Longo prazo	Parcelas vincendas	Circulante	Longo prazo
Imposto de Renda Pessoa Jurídica						
Parcelamento em 120 meses	14	1.194	199	17	1.177	490
PIS						
Parcelamento em 72 meses	19	397	232	22	385	321
INSS						
Parcelamento em 240 meses	119	924	8.238	122	916	8.398
Parcelamento em 96 meses	20	275	184	21	274	206
		1.199	8.422		1.190	8.604
		2.790	8.853		2.752	9.415

NOTA 13 – PROVISÕES – OBRIGAÇÕES ESTIMADAS

	31.03.2003		31.12.2002	
	Circulante	Longo prazo	Circulante	Longo prazo
Provisões trabalhistas	7.219	-	6.928	-
Provisão para grandes manutenções	9.324	19.111	15.889	17.300
Provisão aquisição energia elétrica	109.656	-	119.226	-
Provisão bônus gerencial	3.200	-	3.200	-
Outras	28	-	109	-
	129.427	19.111	145.352	17.300

As provisões trabalhistas referem-se às estimativas de 13° salário, férias, gratificação de férias e os respectivos encargos sociais.

Buscando mensurar adequadamente os resultados dos exercícios sociais futuros, a Companhia adota o registro de provisões para grandes manutenções do parque gerador, com base em plano executivo para preservação das condições de operação das usinas.

A provisão para aquisição de energia elétrica refere-se à parcela de responsabilidade da Companhia, em virtude da exposição da ITASA no MAE no período de junho de 2001 a fevereiro de 2002, decorrente do Despacho ANEEL n° 288/2002, tendo em vista que a mencionada controlada não reconheceu a referida exposição em suas demonstrações financeiras do exercício de 2002. Visando à recomposição do equilíbrio econômico-financeiro dos contratos de compra e venda de energia entre a Companhia e a ITASA, foram celebrados aditivos aos referidos contratos, concedendo reajuste extraordinário do preço da energia contratada, pelo período de 12 meses, contados a partir de fevereiro de 2003. Neste trimestre, a ITASA reconheceu, em suas demonstrações financeiras,

50% do total devido no âmbito do MAE, bem como faturou a energia vendida à Companhia nos meses de fevereiro e março de 2003, com base nos novos preços contratados. Tendo em vista que a despesa decorrente da exposição no MAE, acima citada, será recuperada através da venda futura de energia elétrica aos seus acionistas, a ITASA registrou o seu valor no ativo circulante, na rubrica "despesas antecipadas", para amortização no resultado concomitantemente com a realização das receitas. O valor amortizado no 1° trimestre, em consonância com o procedimento acima descrito, é de R$ 16.625, remanescendo um saldo de R$ 86.180 para os próximos 10 meses. Todos os efeitos advindos dessas operações, contabilizados pela ITASA, foram neutralizadas nas demonstrações financeiras da Companhia, através da reversão de parte desta provisão, no valor de R$ 9.570.

NOTA 14 - PROVISÕES PARA CONTINGÊNCIAS

A companhia possui duas notificações do INSS, que estão sendo impugnadas administrativamente e processos judiciais que tramitam em diversas instâncias, que na avaliação dos consultores jurídicos, se revestem de riscos prováveis. Todos esses processos estão provisionados por valores julgados suficientes para cobertura das contingências, conforme abaixo:

	31.03.2003				31.12.2002	
	Circulante	Longo Prazo	Total	Depósitos judiciais	Circulante e longo prazo	Depósitos judiciais
Trabalhistas						
Vínculo empregatício e reintegração	4.557	13.640	18.197	13.383	17.658	13.723
Periculosidade	336	675	1.011	430	862	516
Jornada de advogado	338	1.011	1.349	288	1.322	340
Horas in itinere	225	1.007	1.232	102	1.313	86
Outras	730	2.185	2.915	2.683	2.805	2.086
	6.186	18.518	24.704	16.886	23.960	16.751
Cíveis						
Fornecedores	5.013	27.344	32.357	-	26.916	-
Atingidos pela UHE Itá	2.958	9.702	12.660	-	11.514	-
Danos emergentes e lucros cessantes	657	2.154	2.811	-	2.563	-
Doença ocupacional e acidente de trabalho	2.568	12.546	15.114	-	8.733	-
Outras	331	1.085	1.416	-	1.291	-
	11.527	52.831	64.358	-	51.017	-
Fiscais						
Contribuição Social	-	16.596	16.596	3.749	16.359	3.584
PIS e COFINS	-	51.856	51.856	-	50.678	-
INSS	-	9.366	9.366	4.191	8.865	4.191
	-	77.818	77.818	7.940	75.902	7.775
	17.713	149.167	166.880	24.826	150.879	24.526

04.01 - NOTAS EXPLICATIVAS

A Companhia é parte em processos judiciais que na avaliação dos consultores jurídicos, baseada em experiências com naturezas semelhantes, não apresentam risco provável e, portanto, não foram reconhecidos nas demonstrações financeiras. Os valores envolvidos estão abaixo discriminados:

	31.03.2003			31.12.2002		
	Risco possível	**Risco remoto**	**Total**	**Risco possível**	**Risco remoto**	**Total**
Trabalhistas	4.729	7.561	12.290	4.039	7.108	11.147
Cíveis	8.854	1.159	10.013	8.145	-	8.145
	13.583	**8.720**	**22.303**	**12.184**	**7.108**	**19.292**

NOTA 15 – BENEFÍCIOS PÓS-EMPREGO

Os passivos atuariais da Companhia são reavaliados anualmente, por atuário independente, em consonância com os procedimentos estabelecidos através da Deliberação CVM nº 371, de 13.12.2000, que aprovou o pronunciamento do IBRACON sobre a contabilização de benefícios a empregados. Este procedimento foi implementado na Companhia no exercício de 2001 e o passivo atuarial, líquido dos efeitos fiscais, foi reconhecido, naquele exercício, como ajuste de exercícios anteriores, conforme facultava a mencionada Deliberação.

Os benefícios pós-emprego mantidos pela Companhia são os seguintes:

a) Plano de Benefícios de Previdência Complementar

A Companhia, através da Fundação Eletrosul de Previdência e Assistência Social – ELOS e da PREVIG – Sociedade de Previdência Complementar, mantém Plano de Benefícios de Previdência Complementar do tipo benefício definido, com regime financeiro de capitalização para os benefícios de aposentadoria e pensão e repartição simples para os demais benefícios previsto naquele Plano.

A ELOS e a PREVIG são entidades fechadas de previdência complementar, pessoa jurídica de direito privado, de fins não lucrativos, sendo que a primeira é patrocinada pela Companhia e por outra empresa, sem solidariedade entre as patrocinadoras, e a segunda é patrocinada exclusivamente pela Tractebel Energia.

O benefício de aposentadoria da ELOS e da PREVIG, reajustado anualmente pelo INPC, consiste, basicamente, na diferença entre a média dos últimos 36 meses de salário de contribuição do empregado e o valor da aposentadoria paga pelo INSS.

O custeio do Plano de Benefícios é coberto por contribuições dos participantes e da patrocinadora. A contribuição da Companhia correspondente a duas vezes a contribuição de seus empregados. Adicionalmente, a Companhia contribui com 1,7825% da folha de salários (percentual ajustado mensalmente em função da oscilação do número de empregados) para fins de amortização de reservas relativas a tempo de serviço passado por ela reconhecido, reavaliadas atuarialmente, cujo

compromisso encerra-se em dezembro de 2023. O valor dessas contribuições no 1° trimestre de 2003 foi de R$ 1.892 (R$ 1.197, no 1° trimestre de 2002).

A Companhia é responsável pelo custeio de 57% do valor das despesas administrativas da ELOS (a parcela restante, de 43%, é custeada pelo Plano de Benefícios da outra patrocinadora desta fundação) e pelo custeio de 100% do valor das despesas administrativas da PREVIG. Ambas as despesas são limitadas em 15% do total das respectivas receitas previdenciais. O valor de responsabilidade da Companhia no 1° trimestre de 2003 foi de R$ 337 (R$ 435, no 1° trimestre de 2002).

Em 04.10.2002, através do Ofício nº 1755/SPC/GAB/COA, a Secretaria de Previdência Complementar – SPC aprovou a rescisão do Convênio de Adesão da Companhia com a ELOS e a total transferência de gerenciamento do plano de benefícios para a PREVIG, cujo Estatuto e Regulamento do Plano de Benefícios são os mesmos adotados pela Fundação ELOS, mantendo-se, assim, todos os direitos e obrigações da Patrocinadora e dos Participantes. Em virtude de ações judiciais impetradas por entidades sindicais e associação de aposentados, até o encerramento do exercício de 2002 as reservas matemáticas e respectivos ativos garantidores não haviam sido transferidos da ELOS para a PREVIG.

Mais recentemente, em 25.01.2003, a ELOS e a PREVIG, com interveniência anuência das respectivas patrocinadoras, firmaram Termo de Acordo para Transferência Parcial dos Direitos e Obrigações do Plano de Benefícios de responsabilidade da Tractebel Energia na Elos para o Gerenciamento da PREVIG. Referido acordo estabelece a transferência imediata dos ativos financeiros garantidores das reservas matemáticas de benefícios a conceder (correspondente aos participantes que ainda não entraram em gozo de benefícios) e de benefícios concedidos, compreendendo os participantes assistidos que entraram em gozo de benefício após 23.12.1997. Referido Termo de Acordo estipula ainda que, as Partes deverão buscar, de forma consensual, alternativas àquela aprovada pela SPC para a parcela do Plano de Benefícios de responsabilidade da Companhia que não foi vertido da ELOS para a PREVIG.

b) Gratificação por Confidencialidade

Consiste no pagamento de uma remuneração ao empregado da carreira gerencial, por ocasião do término do seu vínculo empregatício.

As premissas atuariais utilizadas na avaliação dos benefícios estão descritas a seguir:

Hipóteses Econômicas (nominais)

Taxa de desconto - 10 % a. a.
Taxa de retorno esperado dos ativos - 10 % a. a.
Crescimento salarial futuro
- Participante ativo - 7 % a. a.
- Participante auto-patrocinado - 4 % a. a.
Crescimento dos benefícios da previdência social - 4 % a. a.
Inflação - 4 % a. a.
Fator de capacidade
- Salários - 98 %

- Benefícios - 98 %

Hipóteses Demográficas

Tábua de Mortalidade (ativos) - GAM 1971
Tábua de Mortalidade de Inválidos - RRB 1944
Tábua de Entrada em Invalidez - RRB 1944
Tábua de Rotatividade - Experiência Towers Perrin
Idade de Aposentadoria - Primeira idade de elegibilidade
% de participantes ativos casados na data da aposentadoria - 95%
Diferença de idade entre participante e cônjuge - Esposas são 4 anos mais jovens que maridos

Outras Hipóteses

% de participantes com direito à conversão de aposentadoria especial em aposentadoria por tempo de serviço (SB-40), que optarão pela conversão - 100%
Fator de conversão do SB40 - 140%

Os valores reconhecidos no exercício de 2003, com efeitos no passivo atuarial líquido apurado em 31.03.2003, estão demonstrados a seguir:

Passivo líquido em 31.12.2002	**253.153**
Despesas reconhecidas na demonstração do resultado:	
Juros e variações monetárias sobre as obrigações contratadas	8.517
Contribuição da patrocinadora	1.293
Contribuição complementar	599
Reversão de despesas atuariais projetadas para 2003	(603)
	262.959
Amortização de obrigações contratadas	(10.343)
Passivo líquido em 31.03.2003	**252.616**
Classificação do passivo	
Circulante	38.338
Exigível a longo prazo	214.278
	252.616

04.01 - NOTAS EXPLICATIVAS

NOTA 16 – PASSIVO FISCAL DIFERIDO

Encontram-se registrados nesta rubrica o imposto de renda e a contribuição social sobre o lucro líquido calculados sobre a provisão de venda de energia elétrica no âmbito do MAE, no valor de R$ 476.375, correspondente ao período de julho de 2001 a setembro de 2002, a qual está sendo considerada diferença temporária para fins fiscais (vide Nota 18).

NOTA 17 - PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 4.500.000, independentemente de reforma estatutária.

b) Capital social subscrito e integralizado

O capital social da Companhia, em 31 de março de 2003, é de R$ 2.445.766, e está representado por 652.742.193.511 ações, sendo 464.052.075.236 ações ordinárias, 75.069.876 ações preferenciais classe A e 188.615.048.399 ações preferenciais classe B, todas sem valor nominal. O valor patrimonial da ação, por lote de mil, em 31 de março de 2003 é de R$ 4,07 (R$ 4,23 em 31.12.2002).

As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias. Essas ações têm prioridade na distribuição de dividendos, à razão de 8%, no caso das ações classe “A” e de 6%, para as de classe “B”, calculados sobre o capital social das respectivas classes de ações, dividendos esses a serem entre elas rateados igualmente. Para ambas as classes de ações, o dividendo será calculado à razão de 3% do valor do patrimônio líquido a elas correspondente, caso tais dividendos sejam maiores que os calculados com base nas taxas retro mencionadas.

O quadro societário da Companhia, em 31.03.2003, está assim constituído:


Participação no Capital Total
BNDESPar 4,90%
Outros 13,80%
FND 0,36%
Tractebel EGI 78,32%
União 2,62%

04.01 - NOTAS EXPLICATIVAS


Participação no Capital Votante (Ações Ordinárias)
BNDESPar 3,01%
FND 0,51%
Outros 12,73%
União 3,33%
Tractebel EGI 80,42%


Ações Preferenciais
OUTROS 16,43%
BNDESPAR 9,54%
UNIÃO 0,89%
TRACTEBEL 73,14%

	31.03.2003	31.12.2002
c) Composição das reservas		
Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
Reservas de Lucros		
Reserva legal	37.635	37.635
Reserva de retenção de lucros	843	185.203
	38.478	222.838

NOTA 18 – TRANSAÇÕES DE COMPRA E VENDA NO ÂMBITO DO MAE

A Agência Nacional de Energia Elétrica – ANEEL, através da Resolução nº 763, de 20.12.2002, autorizou o Mercado Atacadista de Energia Elétrica – MAE a realizar, de forma condicionada à auditoria prevista na Convenção do Mercado, instituída na Resolução ANEEL nº 102, de 01.03.2002, a liquidação financeira de 50% dos saldos relativos às transações de compra e venda de energia elétrica do período de setembro de 2000 a setembro de 2002. Os saldos remanescentes serão liquidados após a conclusão da auditoria, conforme cronograma definido pelo MAE.

Em 30.12.2002 o MAE realizou a liquidação financeira de 50% dos valores contabilizados no período de setembro de 2000 a setembro de 2002. Do montante líquido de R$ 274.607, favorável à Companhia, foram recebidos R$ 123.587. O saldo não recebido referia-se ao valor de R$ 116.607 de inadimplências e R$ 34.413 relativo ao rateio de depósitos judiciais de agentes reclamantes, conforme Nota de Liquidação das Contabilizações do Mercado de Curto Prazo do MAE, emitida em 13.01.2003. Em janeiro de 2003 a Companhia emitiu faturas de cobrança para os inadimplentes dessa 1ª liquidação, de acordo com as regras definidas pela Resolução ANEEL nº 763, de 20.12.2002. Neste trimestre, a Companhia recebeu dos inadimplentes o valor de R$ 83.565 e R$ 34.413 relativo ao rateio de depósitos judiciais de agentes reclamantes.

Nos meses de janeiro e fevereiro de 2003, o MAE realizou a liquidação financeira de 50% dos valores relativos aos meses de outubro a dezembro de 2002, sendo que a Companhia liquidou seu débito, através de depósitos na conta do MAE, no valor de R$ 7.012.

As transações de venda de energia elétrica realizadas no âmbito do MAE ocorridas no 1° trimestre de 2003, no valor de R$ 20.723, foram provisionadas pela Companhia com base nos demonstrativos de provisionamento divulgados pelo MAE.

Os valores provisionados, foram considerados como diferença temporárias para fins de tributação do imposto de renda e da contribuição social sobre o lucro líquido. O correspondente passivo fiscal diferido está demonstrado na Nota 16.

O Conselho de Administração do Mercado Atacadista de Energia Elétrica, em reunião realizada em 02.04.2003, aprovou o cronograma de liquidação das transações de compra e venda de energia elétrica ocorridas no âmbito daquele mercado.

04.01 - NOTAS EXPLICATIVAS

De acordo com o cronograma definido, a liquidação das transações efetuadas no MAE serão da seguinte forma:

Setembro de 2000 a setembro de 2002	50% remanescente	31.05.2003
Outubro de 2002	50% remanescente	06.06.2003
Novembro de 2002	50% remanescente	12.06.2003
Dezembro de 2002	50% remanescente	18.06.2003
Janeiro de 2003	100%	22.06.2003
Fevereiro de 2003	100%	24.06.2003
Março de 2003	100%	26.06.2003
Abril de 2003	100%	28.06.2003
Maio de 2003 em diante		30 dias após o fechamento do mês

Os saldos referentes aos valores decorrentes das transações ocorridas nos períodos de setembro de 2000 a março de 2003 estão demonstrados a seguir:

	Ativo		**Passivo**	
	31.03.2003	**31.12.2002**	**31.03.2003**	**31.12.2002**
Saldo relativo ao período de set/2000 a set/2002	472.167	630.436	5.645	43.400
Saldo relativo ao período de out a dez/2002	-	-	7.949	18.249
Provisão relativa aos meses de jan a mar/2003	20.723	-	-	-
	492.890	**630.436**	**13.594**	**61.649**
Classificação				
Circulante	462.193	599.766	13.594	61.649
Longo prazo	30.697	30.670	-	-
	492.890	**630.436**	**13.594**	**61.649**

NOTA 19 – TRANSAÇÕES COM PARTES RELACIONADAS

As transações com partes relacionadas, abaixo demonstradas, foram praticadas a valores, prazos e encargos usuais de mercado.

	31.03.2003					31.12.2002
	Tractebel EGI Ltda.	Tractebel Power	Cia Energética Meridional	Itá Energética S.A.	Total	Total
Ativo						
Contas a receber	515	-	245	56.340	57.100	2.766
Passivo						
Fornecedores	-	289	21.912	12.701	34.902	24.472
Dividendos a pagar	144.380	-	-	-	144.380	-
Resultado						
Receita operacional						
Receitas serviços						
Administração	-	-	153	-	153	316
Operação e manutenção	-	-	435	1.581	2.016	7.248
Despesa operacional						
Compra energia	-	-	47.699	45.817	93.516	146.163
Financeiro						
Receita	-	-	-	155	155	143
Despesa	-	-	-	-	-	4.752

A Companhia possui contratos de longo prazo firmados com as suas controladas e controladora, os quais estão descritos nos itens g, h e i do quadro 16.01.

Itá Energética S.A. – ITASA

Em 20.02.2003, a Companhia assinou aditivos aos Contratos de Compra e Venda de Energia Elétrica, com vigência para o período de fevereiro de 2003 a janeiro de 2004, que têm por finalidade o reajuste, em caráter extraordinário, do preço da energia contratada, para fazer face à exposição da ITASA no MAE, no período de junho de 2001 a fevereiro de 2002.

Naquela data, a Tractebel Energia celebrou Termo de Compromisso visando a antecipação do pagamento dos Reajustes Extraordinários previstos nos aditivos aos contratos mencionados acima, com taxa de desconto de 0,949% a.m. sobre o valor total do reajuste extraordinário. Em 21.02.2003, a Companhia pagou à ITASA, a título de adiantamento, o montante de R$ 65.442, dos quais R$ 10.864 foram baixados em decorrência do faturamento do reajuste extraordinário relativo aos meses de fevereiro e março/03, restando R$ 54.578 pendentes em 31.03.2003, no contas a receber da Companhia, na rubrica "Adiantamento a Fornecedores".

NOTA 20 - INSTRUMENTOS FINANCEIROS

a) Gestão de risco

a.1) Risco de Mercado

A utilização de instrumentos financeiros, pela Companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas. Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

A Companhia tem registrado em seus livros operações de swap de taxa de juros no mercado internacional ficando passiva à taxa fixa média de 5,272% a.a. e ativa em Libor US$ seis meses, com início de fluência em 15.10.2001 e término em 15.04.2006, com valor de principal inicial de US$ 17.567, equivalente a R$ 58.904 em 31.03.2003, amortizado semestralmente a partir de 15.04.2003. No 1° trimestre do exercício de 2003, esta operação gerou despesa de R$ 467 (R$ 301 no 1° trimestre de 2002), devidamente reconhecida nas demonstrações financeiras.

a.2) Risco de Crédito

Nos contratos bilaterais de longo prazo (contratos iniciais) de compra e venda de energia, a Companhia busca minimizar o risco de crédito com seus clientes através da utilização de um mecanismo de constituição de garantias envolvendo os recebíveis de seus clientes. Este mecanismo já se mostrou eficaz quando houve necessidade de utilizá-lo, evitando prejuízos à Companhia.

Nas operações no mercado financeiro, a Companhia também possui limites de crédito com as instituições financeiras, os quais são revisados periodicamente pelo seu Comitê de Gestão Financeira.

b) Valor de mercado

Nas operações envolvendo instrumentos financeiros, somente nos empréstimos e financiamentos foram identificadas diferenças significativas entre os valores de mercado e os valores contábeis, principalmente em virtude de estes instrumentos financeiros possuírem prazos de liquidação bastante alongados e custos significativamente baixos em relação às taxas praticadas atualmente para contratos similares. Na determinação dos valores de mercado, a administração da Companhia utilizou fluxos de caixa futuros descontados a taxas julgadas adequadas para operações semelhantes, ou cotações do mercado internacional quando disponíveis.

	31.03.2003		31.12.2002	
	Contábil	**Mercado**	**Contábil**	**Mercado**
Empréstimos e encargos em moeda estrangeira	1.063.953	1.053.631	1.101.154	943.396
Empréstimos e encargos em moeda nacional	770.227	743.339	766.637	748.999
	1.834.180	**1.796.970**	**1.867.791**	**1.692.395**

Conselho de Administração

Maurício Stolle Bähr (Presidente)
Jan Franciscus María Flachet (Vice-Presidente)
Victor-Frank de Paula Rosa Paranhos
Manoel Arlindo Zaroni Torres
Dirk Beeuwsaert
Eric Louisa Frans Kenis
Luiz Antônio Barbosa

Diretoria Executiva

Manoel Arlindo Zaroni Torres
Diretor Presidente

Marc Jacques Zelie Verstraete
Diretor Financeiro e de Relações com Investidores

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Roberto Dorval Quadros
Diretor de Implantação de Projetos

Miroel Makiolke Wolowski
Diretor de Comercialização e Negócios

Luciano Flávio Andriani
Diretor Administrativo

Marco Antonio Amaral Sureck
Diretor de Planejamento e Controle

Departamento de Contabilidade

Waltamir Barreiros
Contador – CRC SC 008283/O-8

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

No presente trimestre, a Companhia apresentou lucro de R$ 95.373, superior em 71,4% ao apresentado em igual período do ano anterior (R$ 55.652).

Dois fatores se destacam positivamente na formação deste resultado: (i) provisão no valor de R$ 20.723 relativos às transações de venda de energia elétrica no âmbito do MAE, ocorridas no período de janeiro a março de 2003; e (ii) recuperação do Real frente à cesta de moedas estrangeiras que compõem a dívida da Companhia, gerando variação cambial positiva de R$ 46.967, representando um aumento de 1.122,5% em relação à registrada no mesmo trimestre do exercício anterior (R$ 3.842).

A dívida em moeda estrangeira da Companhia, no montante de R$ 1.063.953, representa 58,0% de sua dívida total, fazendo com que a flutuação cambial afete substancialmente o resultado econômico.

O comportamento da cesta de moedas estrangeiras que compõem a dívida da Companhia e a respectiva média ponderada, calculada proporcionalmente ao montante da dívida em cada uma das moedas, pertinentes aos contratos que afetam o resultado, estão demonstrados a seguir:

	Variação %	
	31.03.2003	31.03.2002
Moeda		
Dólar (USD)	(5,10)	0,14
Libra Esterlina (GBP)	(6,70)	(1,72)
Euro (EUR)	(0,94)	(1,82)
Média ponderada	(4,21)	(0,51)

Outros comentários e informações a respeito do desempenho do trimestre:

Suprimento e fornecimento de energia elétrica

O aumento de 33,0% verificado no 1° trimestre de 2003, em relação a igual período de 2002, refere-se, basicamente, aos reajustes tarifários vinculados aos contratos iniciais, concedidos pela ANEEL, e à provisão, no valor de R$ 20.723, correspondente às vendas de energia elétrica ocorridas no âmbito MAE.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Geração bruta de energia elétrica

a) Geração hidráulica

GERAÇÃO HIDRÁULICA BRUTA			
VALORES EM MWh			% VARIAÇÃO
USINA	1° TRIM/03	1° TRIM/02	TRIMESTRE
UHE Passo Fundo	345.748	203.271	70,09
UHE Salto Osório	1.352.527	1.166.436	15,95
UHE Salto Santiago	2.027.923	1.745.379	16,19
UHE Itá	1.755.568	680.834	157,86
UHE Machadinho	1.101.749	337.794	226,16
Total	6.583.515	4.133.714	59,26

A UHE Itá é explorada em consórcio com a Itá Energética S.A. - ITASA, que tem direito a 60,5% da energia assegurada da usina.

A UHE Machadinho é explorada em consórcio, sendo que a Tractebel Energia tem participação de 16,94% da energia assegurada da usina.

b) Geração térmica

GERAÇÃO TÉRMICA BRUTA			
VALORES EM MWh			% VARIAÇÃO
USINA	1° TRIM/03	1° TRIM/02	TRIMESTRE
UTE Alegrete	-	10.021	(100,00)
UTE Charqueadas	27.024	63.806	(57,65)
UTE Arjona	129.546	111.640	16,04
Complexo Jorge Lacerda	782.978	1.043.823	(24,99)
Total	939.548	1.229.290	(23,57)

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Reversão de Provisões Operacionais

Neste trimestre foram efetuadas reversões de provisões operacionais, no montante de R$ 22.862, referentes à realização das provisões anteriormente constituídas, que no momento do pagamento são apropriadas nas devidas naturezas das despesas.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2003	4 - 31/12/2002
1	Ativo Total	6.790.919	6.778.396
1.01	Ativo Circulante	1.520.826	1.456.228
1.01.01	Disponibilidades	28.190	174.747
1.01.01.01	Numerário Disponível	10.077	164.068
1.01.01.02	Aplicações no Mercado Aberto	18.113	10.679
1.01.02	Créditos	1.167.622	977.450
1.01.02.01	Consumidores e Concessionárias	656.251	791.070
1.01.02.02	Títulos e Valores Mobiliários	511.371	186.380
1.01.03	Estoques	16.147	8.169
1.01.04	Outros	308.867	295.862
1.01.04.01	Créditos da Cta Cons. Combustível - CCC	13.170	27.300
1.01.04.02	Alienações, Desativ., Serv.e Disp.Reemb.	16.198	18.359
1.01.04.03	Tributos e Contrib. Sociais a Recuperar	60.820	68.807
1.01.04.04	Ativo Fiscal Diferido	132.059	152.575
1.01.04.05	Adiantamento a Fornecedores	26.128	6.439
1.01.04.06	Despesas Pagas Antecipadamente	53.456	16.060
1.01.04.07	Outros	7.036	6.322
1.02	Ativo Realizável a Longo Prazo	307.252	313.706
1.02.01	Créditos Diversos	30.697	30.670
1.02.01.01	Concessionárias	30.697	30.670
1.02.01.02	Títulos e Valores Mobiliários	0	0
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	276.555	283.036
1.02.03.01	Tributos e Contrib.Sociais a Recuperar	14.837	14.993
1.02.03.02	Depósitos Vinculados a Litígios	24.826	24.526
1.02.03.03	Ativo Fiscal Diferido	232.843	236.059
1.02.03.04	Despesas Pagas Antecipadamente	3.312	4.417
1.02.03.05	Outros	737	3.041
1.03	Ativo Permanente	4.962.841	5.008.462
1.03.01	Investimentos	61.922	63.628
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	60.055	59.970
1.03.01.03	Outros Investimentos	1.867	3.658
1.03.01.03.01	Bens e Direitos p/Uso Futuro - Terrenos	1.742	1.762
1.03.01.03.02	Outros	125	1.896
1.03.02	Imobilizado	4.831.276	4.872.512
1.03.03	Diferido	69.643	72.322

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2003	4 - 31/12/2002
2	Passivo Total	6.790.919	6.778.396
2.01	Passivo Circulante	1.299.938	1.122.590
2.01.01	Empréstimos e Financiamentos	542.559	507.265
2.01.01.01	Principal	486.335	479.481
2.01.01.02	Encargos	56.224	27.784
2.01.02	Debêntures	31.147	16.831
2.01.02.01	Principal	2.997	0
2.01.02.02	Encargos	28.150	16.831
2.01.03	Fornecedores	113.731	181.970
2.01.04	Impostos, Taxas e Contribuições	38.187	14.287
2.01.04.01	Tributos e Contrib. Sociais Correntes	35.397	11.535
2.01.04.02	Tributos e Contrib. Sociais Parcelados	2.790	2.752
2.01.05	Dividendos a Pagar	184.360	0
2.01.06	Provisões	147.167	161.964
2.01.06.01	Obrigações Estimadas	129.454	145.391
2.01.06.02	Contingências	17.713	16.573
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	242.787	240.273
2.01.08.01	Compensação Financ.p/Utiliz.Rec.Hídricos	8.950	11.562
2.01.08.02	Concessionárias de Energia Elétrica	1.824	1.824
2.01.08.03	Particip.Empregados Lucros ou Resultados	1.418	2.526
2.01.08.04	Benefícios Pós-Emprego	38.338	44.326
2.01.08.05	Passivo Fiscal Diferido	161.944	170.518
2.01.08.06	Adiantamentos a Clientes	20.476	0
2.01.08.07	Outros	9.837	9.517
2.02	Passivo Exigível a Longo Prazo	2.819.669	2.895.507
2.02.01	Empréstimos e Financiamentos	2.153.906	2.251.696
2.02.01.01	Principal	2.153.906	2.251.696
2.02.02	Debêntures	177.167	179.041
2.02.03	Provisões	168.302	151.606
2.02.03.01	Obrigações Estimadas	19.111	17.300
2.02.03.02	Contingências	149.191	134.306
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	320.294	313.164
2.02.05.01	Tributos e Contribuições Parcelados	8.853	9.415
2.02.05.02	Concessões a Pagar	95.163	92.922
2.02.05.03	Benefícios Pós-Emprego	214.278	208.827
2.02.05.04	Outros	2.000	2.000
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Líquido	2.671.312	2.760.299

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2003	4 -31/12/2002
2.05.01	Capital Social Realizado	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	38.478	222.838
2.05.04.01	Legal	37.635	37.635
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	843	185.203
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	95.373	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2003 a 31/03/2003	4 - 01/01/2003 a 31/03/2003	5 - 01/01/2002 a 31/03/2002	6 - 01/01/2002 a 31/03/2002
3.01	Receita Bruta de Vendas e/ou Serviços	434.825	434.825	343.471	343.471
3.01.01	Suprimento de Energia Elétrica	338.390	338.390	276.724	276.724
3.01.02	Fornecimento de Energia Elétrica	51.835	51.835	4.325	4.325
3.01.03	Subvenção Combustível - CCC	42.685	42.685	60.408	60.408
3.01.04	Serviço Prestado	810	810	820	820
3.01.05	Venda de Cinzas	1.031	1.031	968	968
3.01.06	Outras	74	74	226	226
3.02	Deduções da Receita Bruta	(22.524)	(22.524)	(14.375)	(14.375)
3.02.01	Impostos e Contribuições	(21.693)	(21.693)	(13.571)	(13.571)
3.02.02	Repasse - CCC - Vendas de Cinzas	(831)	(831)	(804)	(804)
3.03	Receita Líquida de Vendas e/ou Serviços	412.301	412.301	329.096	329.096
3.04	Custo de Bens e/ou Serviços Vendidos	(208.293)	(208.293)	(173.425)	(173.425)
3.04.01	Pessoal	(12.440)	(12.440)	(10.630)	(10.630)
3.04.02	Material	(2.154)	(2.154)	(1.518)	(1.518)
3.04.03	Serviço de Terceiro	(6.367)	(6.367)	(4.905)	(4.905)
3.04.04	Combustível p/Prod.Ener.Elétrica-CCC	(42.685)	(42.685)	(60.408)	(60.408)
3.04.05	Combustível p/Prod.Ener.Elétrica	(28.582)	(28.582)	(10.769)	(10.769)
3.04.06	Compens.Financ.p/Utiliz.Rec. Hídricos	(14.785)	(14.785)	(7.450)	(7.450)
3.04.07	Depreciação / Amortização	(49.684)	(49.684)	(41.549)	(41.549)
3.04.08	Energia Elétrica Comprada p/Revenda	(47.797)	(47.797)	(27.898)	(27.898)
3.04.09	Energia Elétrica - Exposição no MAE	(8.105)	(8.105)	0	0
3.04.10	Uso de Bem Público - UBP	(4.392)	(4.392)	(3.521)	(3.521)
3.04.11	Constituição de Provisões Operacionais	(2.385)	(2.385)	(2.578)	(2.578)
3.04.12	Rerversão de Provisões Operacionais	16.687	16.687	34	34
3.04.13	Outras	(5.604)	(5.604)	(2.233)	(2.233)
3.05	Resultado Bruto	204.008	204.008	155.671	155.671
3.06	Despesas/Receitas Operacionais	(55.623)	(55.623)	(71.906)	(71.906)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2003 a 31/03/2003	4 - 01/01/2003 a 31/03/2003	5 - 01/01/2002 a 31/03/2002	6 - 01/01/2002 a 31/03/2002
3.06.01	Com Vendas	(15.047)	(15.047)	(5.125)	(5.125)
3.06.02	Gerais e Administrativas	(24.513)	(24.513)	(23.639)	(23.639)
3.06.02.01	Pessoal	(5.782)	(5.782)	(4.698)	(4.698)
3.06.02.02	Serviço de Terceiro	(3.130)	(3.130)	(3.902)	(3.902)
3.06.02.03	Depreciação / Amortização	(2.181)	(2.181)	(3.418)	(3.418)
3.06.02.04	Constituição de Provisões Operacionais	(6.885)	(6.885)	(9.800)	(9.800)
3.06.02.05	Reversão de Provisões Operacionais	6.175	6.175	7.242	7.242
3.06.02.06	Taxa de Fiscalização	(1.607)	(1.607)	(1.385)	(1.385)
3.06.02.07	Previdência Privada - SB-40	(4.979)	(4.979)	(5.796)	(5.796)
3.06.02.08	Amortização de Ágio na Partic.Empresas	(1.686)	(1.686)	(572)	(572)
3.06.02.09	Outras	(4.438)	(4.438)	(1.310)	(1.310)
3.06.03	Financeiras	(16.063)	(16.063)	(43.142)	(43.142)
3.06.03.01	Receitas Financeiras	27.266	27.266	1.364	1.364
3.06.03.01.01	Rendas de Aplicações Financeiras	24.420	24.420	866	866
3.06.03.01.02	Variação Monetária	381	381	329	329
3.06.03.01.03	Outras	2.465	2.465	169	169
3.06.03.02	Despesas Financeiras	(43.329)	(43.329)	(44.506)	(44.506)
3.06.03.02.01	Encargos de Dívidas	(66.081)	(66.081)	(29.322)	(29.322)
3.06.03.02.02	Encargos de Debêntures	(6.564)	(6.564)	(2.532)	(2.532)
3.06.03.02.03	Encargos s/Tributos e Contrib.Sociais	(416)	(416)	(5.079)	(5.079)
3.06.03.02.04	Encargos s/Provisões Operacionais	(3.037)	(3.037)	(2.611)	(2.611)
3.06.03.02.05	Encargos s/Obrig.Contratadas-Fund.PREVIG	(1.802)	(1.802)	(1.703)	(1.703)
3.06.03.02.06	Encargos s/Concessão ANEEL	(2.241)	(2.241)	0	0
3.06.03.02.07	Variação Monetária s/Empr.Financiamentos	63.495	63.495	1.399	1.399
3.06.03.02.08	Variação Monetária - Debêntures	(5.877)	(5.877)	(446)	(446)
3.06.03.02.09	Var.Monet.s/Provisões Operacionais	(7.020)	(7.020)	(695)	(695)
3.06.03.02.10	Var.Monet.s/Obrig.Contr.-Fund.PREVIG	(6.715)	(6.715)	(2.036)	(2.036)

01.01 - IDENTIFICAÇÃO

- CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

- CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2003 a 31/03/2003	4 - 01/01/2003 a 31/03/2003	5 - 01/01/2002 a 31/03/2002	6 - 01/01/2002 a 31/03/2002
.06.03.02.11	Variação Monetária - Outras	(47)	(47)	596	596
.06.03.02.12	Outras	(7.024)	(7.024)	(2.077)	(2.077)
.06.04	Outras Receitas Operacionais	0	0	0	0
.06.05	Outras Despesas Operacionais	0	0	0	0
.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
.07	Resultado Operacional	148.385	148.385	83.765	83.765
.08	Resultado Não Operacional	(3.083)	(3.083)	(10)	(10)
.08.01	Receitas	22	22	44	44
.08.02	Despesas	(3.105)	(3.105)	(54)	(54)
.09	Resultado Antes Tributação/Participações	145.302	145.302	83.755	83.755
.10	Provisão para IR e Contribuição Social	(34.773)	(34.773)	(27.782)	(27.782)
.10.01	Contribuição Social	(9.126)	(9.126)	(5.737)	(5.737)
.10.02	Imposto de Renda	(25.647)	(25.647)	(22.045)	(22.045)
.11	IR Diferido	(15.156)	(15.156)	(321)	(321)
.11.01	Contribuição Social	(3.979)	(3.979)	(1.972)	(1.972)
.11.02	Imposto de Renda	(11.177)	(11.177)	1.651	1.651
.12	Participações/Contribuições Estatutárias	0	0	0	0
.12.01	Participações	0	0	0	0
.12.02	Contribuições	0	0	0	0
.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
.14	Participações Minoritárias	0	0	0	0
.15	Lucro/Prejuízo do Período	95.373	95.373	55.652	55.652
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742.193	652.742.193	652.742.193	652.742.193
	LUCRO POR AÇÃO	0,00015	0,00015	0,00009	0,00009
	PREJUÍZO POR AÇÃO				

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2003 a 31/03/2003	4 - 01/01/2003 a 31/03/2003	5 - 01/01/2002 a 31/03/2002	6 - 01/01/2002 a 31/03/2002

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

As demonstrações financeiras consolidadas contemplam as variações patrimoniais da Controladora e de suas controladas CEM e ITASA, porquanto as controladas Delta Participações, Tractebel Energia Comercializadora e Lages Bioenergética não desenvolveram atividades operacionais no presente trimestre.

Desta forma, adicionalmente aos comentários sobre o desempenho da Controladora, apresentados no quadro 05.01, o desempenho das referidas controladas está sintetizado a seguir.

Neste trimestre, a ITASA reconheceu, em suas demonstrações financeiras, o valor de R$ 102.805 referente a 50% de sua exposição no MAE, decorrente do despacho ANEEL nº 288/2002. Para restabelecer o equilíbrio econômico-financeiro dos contratos de compra e venda de energia elétrica em vigor, os acionistas da ITASA firmaram aditivos a esses contratos, concedendo reajuste extraordinário de preço da energia contratada, pelo período de 12 meses, contados a partir de fevereiro de 2003. Tendo em vista que a despesa decorrente da exposição no MAE, acima citada, será recuperada através da venda futura de energia elétrica aos seus acionistas, a ITASA registrou o seu valor no ativo circulante, na rubrica "despesas antecipadas", para amortização no resultado concomitantemente com a realização das receitas. O valor amortizado no 1° trimestre, em consonância com o procedimento acima descrito, é de R$ 16.625, remanescendo um saldo de R$ 86.180 para os próximos 10 meses. Do valor amortizado no trimestre, R$ 10.864 referem-se a energia elétrica vendida, pela ITASA, à Companhia. Relativamente às demais operações, a ITASA não apresentou variações significativas que pudessem influenciar no desempenho consolidado do trimestre, já que suas operações resultaram em prejuízo que, observada a proporção de 48,75% utilizada na consolidação, impactaram o resultado consolidado em R$ 197.

A CEM, por sua vez, apresentou lucro de R$ 25.333 no trimestre. Na composição deste resultado inclui-se o faturamento de energia elétrica no valor de R$ 48.759, dos quais R$ 47.699 referem-se à energia vendida à Tractebel Energia e, portanto, não afetam o resultado consolidado, porquanto a proporção de participação utilizada na consolidação é de 100,0%. Destacam-se, na formação do lucro apresentado, os efeitos da valorização do real frente ao dólar norte americano de 5,1%, no trimestre, gerando variação cambial positiva de R$ 19.415.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1- ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)	
01	COMPANHIA ENERGÉTICA MERIDIONAL	02.201.268/0001-17	ABERTA CONTROLADA	99,99	7,92
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		225.171		212.010	
02	ITÁ ENERGÉTICA S.A. - ITASA	01.355.994/0001-21	ABERTA CONTROLADA	48,75	7,50
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		253.607		253.607	

15.01 - PROJETOS DE INVESTIMENTO

Usina Termelétrica Jacuí

As principais características são as seguintes:

- Localização: Charqueadas, 50 km de Porto Alegre, no Estado do Rio Grande do Sul
- Potência nominal instalada: 357 MW
- Combustível: carvão mineral pulverizado
- Estágio: Obra com conclusão parcial de 40%
  Equipamentos principais estocados no canteiro
  Licença ambiental de instalação (LI) emitida
- Operação comercial: 26 meses a partir da retomada do projeto

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Estratégia de Seguros

A Companhia possui seguros estratégicos, do tipo "all risks", para cobertura de danos à propriedade e de perdas por interrupção de negócio, como também seguro para cobertura de perdas por responsabilidade civil.

Além destes seguros estratégicos, a Companhia possui seguros operacionais para cobertura de riscos em transportes nacionais e internacionais, bem como seguro de vida em grupo para os seus diretores e empregados.

A controlada CEM possui seguro para cobertura de todos os riscos envolvidos no projeto Cana Brava, com vigência até 15.01.2003 para os riscos de engenharia e 2 anos após a entrada em operação da 3ª unidade, prevista na apólice para 15.01.2005, para os danos de propriedade e interrupção de negócio.

Compromissos de Longo Prazo

A Companhia possui compromissos de longo prazo, dentre os quais se destacam:

a) Contrato de Conexão

Em conformidade com a Lei nº 9.648/98 e Decreto nº 2.655/98, estabelecendo que o acesso e uso dos sistemas de transmissão de energia elétrica sejam contratados separadamente da compra e venda de energia propriamente dita, a Companhia, em 20 de agosto de 1998, assinou o Contrato de Conexão com a Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A. – ELETROSUL, com vigência a partir de 1° de setembro de 1998.

b) Contrato de Uso do Sistema de Transmissão

A Companhia firmou contrato de uso do sistema de transmissão, de acordo com a Lei nº 9.648/98 e Decreto nº 2.655/98, com a Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A. – ELETROSUL, garantindo o uso da Rede Básica para entrega da energia contratada.
O contrato têm vigência a partir de 1° de setembro de 1998 e os encargos decorrentes serão integralmente atribuídos às concessionárias de distribuição, conforme Resolução ANEEL nº 248, de 07 de agosto de 1998, não representando, portanto, ônus para a Companhia.

c) Contratos Iniciais de Compra e Venda de Energia Elétrica

A Companhia celebrou, com base na Lei 9.648/98, artigo 10 e nas normas do GCOI, os Contratos Iniciais de Compra e Venda de Energia, os quais serão reduzidos em 25% ao ano, a partir de 2003, até a completa extinção em 31.12.2005.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

d) Contratos de Venda de Energia Elétrica

A energia não comprometida com os Contratos Iniciais, inclusive a que será liberada dos contratos iniciais a partir de 2003, vem sendo contratada com empresas distribuidoras e consumidores livres. Desta forma, a Companhia possui, entre outros, os seguintes contratos para venda de energia elétrica:

- Rio Grande Energia S.A. – RGE: Vigência 01.01.2003 a 31.12.2014 – A Companhia fornecerá a energia necessária para atender a sua carga, descontados os contratos de suprimentos já assinados pela RGE;
- Centrais Elétricas de Santa Catarina S.A. – CELESC: Vigência 01.01.2003 a 31.12.2008 Total de 27.372.984 MWh;
- Companhia Paulista de Força e Luz: Vigência 01.01.2003 a 31.12.2010; e Companhia Piratininga de Força e Luz: Vigência 23.10.2003 a 31.12.2010 – Montante global de 17.315.179 MWh.

Ainda em relação à energia retro mencionada, a Companhia realizou leilão na Bovespa, em 19 de agosto de 2002, tendo vendido o montante abaixo discriminado, que foi objeto de contratos entre as partes:

- Centrais Elétricas de Santa Catarina S.A. – CELESC: Vigências 01.01.2003 a 31.12.2003 – Total de 25 MWh; e 01.01.2003 a 31.12.2007 – Total de 75 MWh;
- Companhia Paulista de Força e Luz: Vigências 01.01.2003 a 31.12.2005 – Total de 276 MWh; e 01.01.2003 a 31.12.2007 – Total de 20MWh;
- Light Serviços de Eletricidade S.A.: Vigências 01.01.2003 a 31.12.2005 – Total de 24 MWh; e 01.01.2003 a 31.12.2007 – Total de 190 MWh.
- Centrais Elétricas de Santa Catarina S.A. – CELESC: Vigências 01.01.2003 a 31.12.2003 – Total de 25 MWh; e 01.01.2003 a 31.12.2007 – Total de 75 MWh;
- Companhia Paulista de Força e Luz: Vigências 01.01.2003 a 31.12.2005 – Total de 276 MWh; e 01.01.2003 a 31.12.2007 – Total de 20MWh;
- Light Serviços de Eletricidade S.A.: Vigências 01.01.2003 a 31.12.2005 – Total de 24 MWh; e 01.01.2003 a 31.12.2007 – Total de 190 MWh.

e) Compra de Energia Elétrica da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

f) Compra de gás natural

Em 10 de novembro de 2000, a Companhia celebrou contrato de aquisição de gás natural com a Companhia de Gás do Mato Grosso do Sul – MSGÁS, com vigência de 5 anos a partir de junho de 2001, início da operação comercial a gás da Usina Termelétrica William Arjona, localizada em Campo Grande – MS.

g) Contratos de Prestação de Serviços de Administração Operacional e de Operação e Manutenção de Usinas com Controladas

- **Companhia Energética Meridional – CEM**

Contrato firmado em 09.04.1999, aditado em 15.04.1999 e 09.11.2002, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da CEM não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Operação e Manutenção da UHE Cana Brava, celebrado em 05.01.2001, aditado em 09.03.2001 e 01.06.2002, com vigência até o término da concessão da usina e valores reajustáveis anualmente pelo IGP-M, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento.

- **Itá Energética S.A. - ITASA**

Contrato de Prestação de Serviços de Operação e Manutenção da Usina Hidrelétrica Ita, celebrado pela Companhia, no âmbito do Consórcio ITÁ, em 11.09.1998, com vigência até 16.10.2030, cujos valores são reajustáveis anualmente pelo índice IGP-M.

h) Contrato de Compra e Venda de Energia Elétrica com Controladas

- **Companhia Energética Meridional – CEM**

Contrato firmado em 05.01.2001, aditado em 06.03.2001 e 09.08.2002, com vigência até 2015, para aquisição da energia elétrica produzida na UHE Cana Brava. O contrato estabelece a aquisição, pela Companhia, nos montantes anuais de 1.125.616 MWh, 2.189.036 MWh e 2.395.903 MWh, a partir dos meses de outubro de 2002, novembro de 2002 e dezembro de 2002, respectivamente. O valor contratual é reajustado anualmente pelo IGP-M.

- **Itá Energética S.A. - ITASA**

Contrato celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 61 MW médios de energia de propriedade da ITASA na Usina Hidrelétrica Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pela variação do dólar mais inflação norte americana.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 167 MW médios de energia de propriedade da ITASA na Usina Hidrelétrica Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pelo IGP-M.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

i) Contrato Controladora Indireta

Em 02.05.2002, a Companhia celebrou contrato com a Tractebel S.A., sua controladora indireta, com sede em Bruxelas, Bélgica, cujo objeto é a prestação de serviços de consultoria em assuntos específicos por parte daquela empresa. A contratação foi aprovada por unanimidade pelos acionistas minoritários da Companhia, em AGE realizada em 29.04.2002, tendo o acionista controlador renunciado ao direito de voto. O prazo do contrato é de 36 meses, condicionada a sua revalidação, pelos acionistas minoritários, a cada período de 12 meses, em Assembléia convocada para este fim. Não houve pagamentos neste trimestre, sob o amparo do referido contrato.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTAS EXPLICATIVAS AO BALANÇO PATRIMONIAL E À DEMONSTRAÇÃO DE RESULTADO CONSOLIDADOS

NOTA 1 – Consumidores e Concessionárias

	Consolidado				
	31.03.2003				31.12.2002
	Vincendos	Vencidos		Total	Total
		até 90 dias	mais de 90 dias		
Circulante					
Consumidores livres	17.228	1.163	-	18.391	7.616
Concessionárias	136.438	-	18.858	155.296	159.162
Comercializadoras	5.266	-	-	5.266	4.099
Transações no âmbito do MAE	460.513	16.785	-	477.298	620.193
	619.445	**17.948**	**18.858**	**656.251**	**791.070**
Longo prazo					
Transações no âmbito do MAE	30.697	-	-	30.697	30.670
	650.142	**17.948**	**18.858**	**686.948**	**821.740**

NOTA 2 – Títulos e Valores Mobiliários

	Consolidado	
	31.03.2003	31.12.2002
Letras Financeiras do Tesouro – LFT	13.679	6.394
Notas do Tesouro Nacional - NTN	28.140	6.529
Notas do Banco Central - NBC	8.514	-
Certificado de Depósito Bancário – CDB	461.038	173.457
	511.371	**186.380**

No saldo consolidado, os Certificados de Depósitos Bancários estão sendo remunerados em 99,55%, em média, da taxa CDI.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 3 – Conciliação dos Tributos, no Resultado

	Consolidado			
	31.03.2003		31.03.2002	
	Contribuição social	**Imposto de renda**	**Contribuição social**	**Imposto de renda**
Resultado antes dos tributos	145.302	145.302	83.755	83.755
Contribuição Social – 9%	(13.077)	-	(7.538)	-
Imposto de Renda – 25%	-	(36.325)	-	(20.939)
Contribuição social e imposto de renda sobre:				
Despesas indedutíveis				
Gratificação e 13° salário dos dirigentes	-	(13)	-	(104)
Amortização de ágio	-	(422)	-	(143)
Outras despesas indedutíveis	(10)	(27)	(15)	(39)
Resultados não tributáveis				
Remuneração das Imobilizações em Curso-RIC	-		-	822
Adicional de 10% do IRPJ sobre lucro até R$ 20.000,00 mensais	-	12	-	9
Ajuste de alíquota da CSLL diferida		-	(156)	-
Contribuição social e imposto de renda sobre prejuízo da ITASA não reconhecido no diferido	(18)	(49)	-	-
	(13.105)	**(36.824)**	**(7.709)**	**(20.394)**
Composição dos tributos no resultado:				
Corrente	(9.126)	(25.647)	(5.737)	(22.045)
Diferido	(3.979)	(11.177)	(1.972)	1.651
	(13.105)	**(36.824)**	**(7.709)**	**(20.394)**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 4 – Ativo Imobilizado

Composição

	Consolidado		
	31.03.2003		31.12.2002
	Taxas médias de reintegração	Custo corrigido	Custo corrigido
Imobilizações em Serviço			
Intangível			
Direito de Exploração		88.664	88.664
(-) Amortização Acumulada	3,2	(1.969)	(1.257)
		86.695	**87.407**
Tangível			
Geração Hidráulica			
UHE Salto Santiago	2,5	638.030	638.274
UHE Salto Osório	2,8	288.555	288.623
UHE Passo Fundo	2,5	122.760	122.812
UHE Itá (participação em consórcio)	2,3	1.775.325	1.775.314
UHE Cana Brava	2,4	840.650	847.722
UHE Machadinho	2,4	164.706	163.594
		3.830.026	3.836.339
(-) Depreciação Acumulada		(846.220)	(823.672)
		2.983.806	**3.012.667**
Geração Térmica			
Complexo Jorge Lacerda	4,3	2.434.800	2.433.552
UTE Charqueadas	4,5	54.154	54.011
UTE Alegrete	4,6	7.851	7.735
UTE William Arjona	4,8	167.729	167.594
		2.664.534	2.662.892
(-) Depreciação Acumulada		(1.008.085)	(983.429)
		1.656.449	**1.679.463**
Sistema de Comunicação	6,1	1.624	1.624
(-) Depreciação Acumulada		(831)	(807)
		793	**817**
Equipamentos Gerais e Outros	10,0	24.396	22.170
(-) Depreciação Acumulada		(12.073)	(11.132)
		12.323	**11.038**
		4.740.066	**4.791.392**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Composição do Ativo Imobilizado (continuação)

	Consolidado	
	31.03.2003	31.12.2002
	Custo corrigido	Custo corrigido
Total das Imobilizações em Serviço	4.740.066	4.791.392
Imobilizações em Curso		
Geração Hidráulica		
UHE Machadinho	10.878	11.709
UHE Salto Santiago (obra de adição)	626	3.321
UHE Itá (custos retardatários)	8.378	8.070
UHE Cana Brava	5.072	2.911
Outros	1.111	1.143
	26.065	27.154
Geração Térmica		
UTE Jacuí	81.637	80.823
UTE Jorge Lacerda (obra de adição)	11.982	12.159
UTE William Arjona (custos retardatários)	5.508	5.541
UTE Charqueadas (obra de adição)	1.065	1.025
UTE Lages	16.851	4.379
Outros	4.116	5.729
	121.159	109.656
Outros	675	999
	147.899	137.809
Imobilizações líquidas	4.887.965	4.929.201
Obrigações Especiais	(56.689)	(56.689)
	4.831.276	4.872.512

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 5 - Empréstimos e Financiamentos

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	Consolidado					
	31.03.2003			31.12.2002		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	85.709	737.372	823.081	78.850	774.396	853.246
Instituições financeiras	71.369	668.642	740.011	62.156	711.918	774.074
	157.078	**1.406.014**	**1.563.092**	**141.006**	**1.486.314**	**1.627.320**
Moeda Nacional						
ELETROBRÁS	55.785	359.848	415.633	54.413	374.319	428.732
Instituições financeiras	329.696	388.044	717.740	311.026	391.063	702.089
Fornecedores	-	-	-	820	-	820
	385.481	**747.892**	**1.133.373**	**366.259**	**765.382**	**1.131.641**
	542.559	**2.153.906**	**2.696.465**	**507.265**	**2.251.696**	**2.758.961**

b) Mutação no trimestre

	Consolidado	
	Circulante	Longo Prazo
Saldo em 31.12.2002	**507.265**	**2.251.696**
Pagamentos	(57.978)	-
Transferências	36.728	(36.728)
Encargos gerados no trimestre	63.622	2.459
Variações monetárias geradas no trimestre	(7.078)	(63.521)
Saldo em 31.03.2003	**542.559**	**2.153.906**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

c) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Dívida Externa em Mar/03
R$ Milhões
280
18%
Euro
109
7%
Libra Esterlina
1.174
75%
Dólar Norte Americ.


Dívida Externa em Dez/02
R$ Milhões
277
17%
Euro
117
7%
Libra Esterlina
1.233
76%
Dólar Norte Americ.

d) O total devido em moeda nacional desdobra-se da seguinte forma:


Dívida Nacional em Mar/03
R$ Milhões
354
31%
Não indexado
416
37%
UVRRGR
363
32%
URTJLP


Dívida Nacional em Dez/02
R$ Milhões
337
30%
Não indexado
430
38%
UVRRGR
365
32%
URTJLP

IVRRGR - Índice de Variação Recursos da RGR
URTJLP - Unidade de Referência da Taxa de Juros de Longo Prazo

e) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Dívida
R$ Milhões
2.400
2.100
1.800
1.500
1.200
900
600
300
0
225
266
280
288
305
312
386
389
168
173
790
824
2.154
2.252
2004
2005
2006
2007
2008
De 2009 até 2024
Total
Mar/03
Dez/02

f) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas: 6,00% a 12,00% a.a. (2002, 6,00% a 12,00% a.a.)
Taxas flutuantes: 15,00% a 27,32%a.a. (2002, 14,00% a 26,00% a.a.)

Mercado externo

Taxas fixas: 3,00% a 8,49% a.a. (2002, 3,00% a 8,49% a.a.)
Taxas flutuantes: 1,77% a 9,99% a.a. (2002, 2,22% a 9,99% a.a.)

NOTA 6 - Debêntures

a) Companhia Energética Meridional – CEM

Em 19 de maio de 1999, a controlada assinou com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, Contrato de Subscrição e Integralização de Debêntures, tendo sido subscritas e integralizadas, no período de maio a dezembro de 1999, o montante de 7.773 debêntures, no valor total, atualizado até 31.03.2003, de R$ 98.264 (R$ 97.141 até 31.12.2002).

As debêntures são remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, no período de 01.10.1999 até 01.04.2013.

O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

A amortização do valor nominal das debêntures terá início em 01.10.2003 com vencimento final em 01.04.2013, e ocorrerá semestralmente com base em programação de amortização crescente que varia de 3,0625%, na primeira amortização, a 7,5737% na última parcela, com vencimento em 01.04.2013.

b) Itá Energética S.A. – ITASA

Em 7 de março de 2001, a controlada em conjunto emitiu duas séries de 8.400 debêntures não conversíveis cada uma, para colocação pública, no valor total de R$ 168.000, integralizados em 23 de março de 2001.

As debêntures estão sendo remuneradas com base no IGP-M mais 11,20% a.a., com pagamento dos juros anualmente, sendo os da 1ª série a partir de 1° de dezembro de 2001 até 1° de dezembro de 2013 e os da 2° série a partir de 1° de junho de 2002 até 1° de junho de 2013.

A remuneração passará a ser calculada pelo IGP-M mais juros de 9,4% a.a., a partir de 2 de dezembro de 2003 para a 1ª série e a partir de 2 de junho de 2004 para a 2ª série.

A amortização do valor nominal das debêntures será efetuada em parcelas anuais, sendo que a da 1ª série terá início em 1° de dezembro de 2004 com vencimento final em 1° de dezembro de 2013 e da 2ª série a partir de 1° de junho de 2004 com vencimento final em 1° de junho de 2013.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 7 - Concessões a Pagar

A controlada Companhia Energética Meridional – CEM pagará à União pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M:

Ano	Início de pagamento	Valor anual	Valor total
1°	-	1	1
2° ao 6°	-	-	-
7° ao 25°	30.08.2004	680	12.920
26° ao 35°	30.08.2023	61.280	612.800
			625.721

O fluxo de pagamento acima está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga onerosa da concessão e a respectiva obrigação perante a União, a CEM registrou o seu valor no ativo intangível e no passivo exigível a longo prazo, que corresponde a R$ 95.163, em 31.03.2003 (R$ 92.922, em 31.12.2002).

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência n° 04/97 para a licitação da referida concessão. Até a entrada em operação comercial da usina Cana Brava, a atualização do passivo em função da taxa de desconto e da variação do IGP-M foi capitalizada no ativo intangível e, a partir daí, reconhecida diretamente no resultado.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

Aos
Acionistas e Administradores da
Tractebel Energia S.A.
Florianópolis - SC

1. Efetuamos uma revisão especial das informações trimestrais - ITR da Tractebel Energia S.A. e controladas (controladora e consolidado) referentes ao trimestre findo em 31 de março de 2003, elaboradas sob a responsabilidade de sua Administração, de acordo com as práticas contábeis adotadas no Brasil, compreendendo os balanços patrimoniais, as respectivas demonstrações do resultado e os relatórios de desempenho.

2. Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo Ibracon - Instituto dos Auditores Independentes do Brasil, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da sociedade e de suas controladas, quanto aos critérios adotados na elaboração das informações trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e nas operações da sociedade e de suas controladas.

3. Baseados em nossa revisão especial, não temos conhecimento de nenhuma modificação relevante que deva ser feita nas informações trimestrais referidas no parágrafo 1 para que estas estejam de acordo com as práticas contábeis adotadas no Brasil, aplicadas de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários, especificamente aplicáveis à divulgação das informações trimestrais obrigatórias.

4. Conforme descrito nas notas explicativas n°s. 4, 11 e 18 às demonstrações financeiras, em 31 de março de 2003, a Companhia tem registrado, no ativo circulante e realizável a longo prazo, valores a receber nos montantes de R$462.193 mil e R$30.697 mil, respectivamente, e no passivo circulante, valores a pagar no montante de R$13.594 mil, relativos às transações de venda e compra de energia realizadas no âmbito do Mercado Atacadista de Energia Elétrica - MAE, com base em cálculos preparados e divulgados pelo MAE. Esses valores podem estar sujeitos a modificações dependendo de decisões de processos judiciais em andamento movidos por empresas do setor, relativos a interpretações das regras do mercado em vigor, e dos resultados dos trabalhos de auditoria das transações realizadas no âmbito do MAE e, em última instância, dependem da capacidade financeira das empresas do setor em honrar seus compromissos.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

5. Em 21 de dezembro de 2001, foi editada Medida Provisória n°. 14, convertida na Lei n° 10.438, de 26 de abril de 2002, disciplinando, entre outros assuntos, a recomposição, em virtude do racionamento, do equilíbrio econômico-financeiro das empresas distribuidoras de energia elétrica, garantido nos contratos de concessão. As informações detalhadas e os impactos sobre a situação patrimonial e financeira e no resultado das operações relativos ao Acordo Geral do Setor Elétrico estão divulgados na nota explicativa n°. 18 às demonstrações financeiras.

6. Conforme descrito na nota explicativa n°. 9 às demonstrações financeiras, a Companhia, baseada em projeções de fluxo de caixa futuro descontado a valor presente, elaboradas internamente, avaliou que alguns ativos não serão recuperados pelas suas operações futuras. A Administração da Companhia entende que esses ativos, em conjunto com os demais ativos operacionais, produzirão fluxo de caixa futuro positivo.

7. Anteriormente, examinamos os balanços patrimoniais (controladora e consolidado) levantados em 31 de dezembro de 2002, e emitimos parecer, datado de 20 de janeiro de 2003, com ênfases sobre os assuntos mencionados nos parágrafos 4, 5 e 6 acima. A demonstrações dos resultados (controladora e consolidado) referente ao trimestre findo em 31 de março de 2002 foram revisadas por nós, sobre as quais emitimos relatório de revisão especial, datado de 10 de maio de 2002, com ressalva quanto ao não reconhecimento no primeiro trimestre de 2002 dos valores informados pelo Mercado Atacadista de Energia - MAE relativos às transações de venda e compra de energia realizadas no âmbito do MAE, e ênfases sobre (1) o assunto mencionado no parágrafo 6 e (2) a incerteza quanto aos valores contabilizados das transações de venda e compra de energia realizadas no MAE até 31 de dezembro de 2001.

Florianópolis, 13 de maio de 2003

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC-SP 011609-S/SC

Celso de Almeida Moraes
Contador
CRC-SP 124669-S/SC

A via original deste relatório foi entregue à sociedade, acompanhada das folhas das ITR, revisadas por nós, e rubricadas tão-somente para fins de identificação.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE